Long-Term Success

Annual Report 2001







ARS
P.E
12/31/01

SUNRISE
ASSISTED LIVING INC

Financial and Operating Highlights

(in thousands, except per share and facility data)	YEAR ENDED DECEMBER 31, 2001	2000	1999[1]	1998	1997
Statement of Operations Data:					
Operating revenue	**$ 428,219**	$ 344,786	$ 255,219	$ 170,712	$ 89,884
Net income[2]	**49,101**	24,278	20,213	22,312	4,001
Net income per common share:					
Basic	**2.25**	1.12	0.96	1.16	0.21
Diluted[a]	**2.08**	1.10	0.94	1.11	0.20
Balance Sheet Data (at end of period):					
Cash and cash equivalents	**$ 50,275**	$ 42,874	$ 53,540	$ 54,197	$ 82,643
Total assets	**1,177,615**	1,129,361	1,101,413	683,411	556,260
Total debt	**630,756**	674,703	700,943	428,326	340,987
Common stockholders' equity	**410,701**	354,045	335,124	227,655	195,340
Operating and Other Data:					
EBITDA (excluding non-recurring items and charges)[4]	**$ 132,838**	$ 111,268	$ 80,308	$ 59,392	$ 19,206
Net cash provided by operating activities	**71,429**	51,632	42,787	27,138	12,183
Net cash used in investing activities	**(22,462)**	(23,413)	(235,065)	(146,471)	(225,765)
Net cash (used in) provided by financing activities	**(41,566)**	(38,885)	191,621	90,887	194,414
Facilities (at end of period):					
Owned	**162**	147	126	66	54
Managed	**24**	17	14	11	7
Total	**186**	164	140	77	61
Occupancy rate[5]	**91%**	94%	96%	94%	94%

Notes (1), (2), (4) and (5): See notes to Selected Financial Data on pages 19–20.

(a) 2001 diluted net income per share was $2.00 per share excluding $2.3 million of non-recurring income and $525,000 of extraordinary income associated with the company's repurchase program.

Sunrise Assisted Living is one of the nation's oldest and largest providers of assisted living for seniors who can no longer live on their own but do not need complex medical care. At the end of 2001, the McLean, Va.-based company, which employs more than 12,000 people, operated 186 residences in the United States, United Kingdom and Canada, with a combined resident capacity of more than 14,700. As of December 31, 2001, Sunrise had 22 additional communities under construction and another 38 communities in some other stage of development. Sunrise offers a full range of personalized assisted living services, from help with activities such as eating, bathing, dressing and medication management, to a specially designed program for residents with Alzheimer's disease and other forms of memory impairment. Assisted living services are delivered in a homelike, residential setting by staff trained to encourage the independence, preserve the dignity, enable freedom of choice and protect the privacy of residents.

What drives our long-term success?

• Keeping Promises • Experience • Continued Growth





Paul J. Klaassen
Chairman and Chief Executive Officer

To Our Fellow Shareholders



Thomas B. Newell
President

Marked by our 20th anniversary, 2001 was a year to celebrate our long-term success as well as many new beginnings: developing and opening new homes in familiar domestic and new international markets, growing our operating portfolio through third-party management contracts, moving the listing of our common stock to the New York Stock Exchange and being added to the Standard and Poor's Small Cap 600 Index. While each of these achievements is important to us, we know our long-term success is fundamentally based on our ability to deliver consistently high-quality care and service to residents of Sunrise communities and their family members.

In 2001, we worked hard to improve our already high-quality care and service delivery. For over 20 years now, we have focused on developing and consistently improving our resident-centered model of senior services. Throughout the year, we also made a special effort to make Sunrise an even better place to work, and as a result, we are enjoying positive trends in employee retention and satisfaction. Our success in these operating areas and many others translated into another strong year financially and has set the stage for continued growth.

2001 Results

Even though 2001 proved to be one of the more difficult operating environments for long-term care and the U.S. economy, Sunrise produced an excellent year with results that met or exceeded not only the capital market's expectations, but our own expectations as well. Our revenue was $428.2 million, a 24 percent increase over the previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) for 2001 was $133 million (excluding $2.3 million of non-recurring income), a 19 percent increase over 2000, and net income for 2001 was $47.2 million (excluding $2.3 million of non-recurring income and $525,000 of extraordinary income associated with the company's repurchase program), or $2.00 per share (diluted), compared to the previous year's net income of $24.3 million. Our earnings per share in 2001 increased more than 80 percent over 2000.

Net cash provided by operating activities for the year was $71.4 million. Cash flow is important to Sunrise, because it demonstrates the cash Sunrise's business model generates after eliminating the large, non-cash depreciation and amortization expense that totaled in excess of $28 million last year, which Sunrise incurred as part of our ownership of real estate.

Meeting the Needs of a Growing Number of Seniors

The majority of Sunrise's growth comes from developing and opening new homes and entering into agreements to manage existing assisted living properties owned by third parties ("reflagging"). In 2001, Sunrise opened 17 new properties and reflagged five homes, increasing our portfolio of homes to 186—a 13 percent increase from the year before.

Our stabilized portfolio of 93 homes closed the year with solid occupancy and with its highest operating margins for the year. Resident capacity reached 14,797

in 2001, which is a 15 percent increase over the year before. These achievements signify the health of our business and the continued appreciation and need for the assisted living services Sunrise provides.

Financial Strength, Stability and Flexibility

Throughout 2001, Sunrise announced transactions that resulted in improved financial strength, stability and flexibility. During the year, we closed the sale, while maintaining long-term management agreements, for 11 properties, totaling $164 million. These transactions resulted in debt reduction of $103 million and pre-tax cash proceeds of $43 million. At the end of 2001, Sunrise had $50 million of cash and $183 million of unused credit lines. At the close of the year, we had $1.2 billion of assets and $630 million of debt, and although we operated many more communities, we reduced our overall debt by $44 million, or 7 percent, from the previous year. Additionally, in 2001, we closed in excess of $700 million in financings with top-tier financial institutions.

Looking Ahead

As we look ahead, we are confident that 2002 will be another great year—contributing to what we believe will be our long-term success. We are planning another year of solid growth both domestically and internationally. In 2002, we expect to open 20 homes developed by Sunrise—15 in the United States and five in international markets including London, Toronto and Vancouver, Canada. In addition, we expect to add 10 to 15 new management contracts this year.

We will continue to execute our property sale/long-term manage back program, and already this year, we have closed the sale of 12 properties and have two more under contract. As a result, we expect to meet our goal of selling 15 to 20 properties under this program in 2002. In addition to expanding our core assisted living business, Sunrise will move forward on its announced plans to expand the "At Home" assisted living program. The program, which offers assisted living services to seniors in their own homes and was introduced in the Washington, D.C. metropolitan market in 2001, will expand to the additional markets of Philadelphia, Boston, Northern New Jersey and Long Island, New York.

In Closing

Given the drop-off of new construction by our competitors and growing demand for assisted living services, we realize we have a rare opportunity to build market share in the top cities around the world and continue to strengthen Sunrise for the long term.

Our reflection over the past year would not be complete if we overlooked the tragedies our nation is working to overcome. The events that took place last fall remind us of how fortunate we all are at Sunrise to be part of an organization with a mission to improve the quality of life for others.

We are proud of our company's results and believe they speak volumes about the strength of the fundamentals that underlie our business, our dedicated team members, our sound operating model and the passion all of us at Sunrise have for our work. We look forward to delivering another strong year for our customers, our team members and our shareholders in 2002.

MARCH 28, 2002

Paul J. Klaassen
Chairman and Chief Executive Officer

Thomas B. Newell
President

Keeping Promises

Family members make promises to one another. It's a characteristic that is common among families large and small, centralized or spread across an entire nation or nations. From an early age, children learn to place trust in their parents and depend on them to keep the promises they make. But as a family matures, the adult children are the ones who make promises to their parents when they may no longer live independently—promising that they will be cared for in a dignified manner within a pleasing environment. For more than 20 years, children have placed their trust in Sunrise Assisted Living to help keep the promises they've made to their parents. We take that responsibility very seriously and extend the same level of commitment in keeping our promises to residents and their family members as we do to all of the audiences we serve.





Keeping Promises







Throughout its history, Sunrise has remained committed to keeping its promises, and in doing so, we strive to exceed the expectations that are set for our organization.

The most critical audiences we serve are the thousands of residents and family members who depend on Sunrise. Making the decision to move into a long-term care setting can be a very difficult and emotional one for seniors and their family members. That is why the trained and caring team members in each of our communities work closely with residents and family members to fully understand their specific needs and develop a care and service plan that will satisfy those needs. We encourage the active involvement of family and friends in each of our communities so they may see, first-hand, the quality of the care and services we provide to residents. We know that families expect us to meet their loved ones' needs.

To build and operate our network of communities and sustain our growth, Sunrise works with many other parties. Sunrise has forged strong relationships with leading financial institutions such as Fannie Mae, GMACC, Fleet, Freddie Mac, GE Capital, Bank of America and Wachovia. These are all institutions that recognize the long-term care industry's strong potential and view Sunrise's long-term success as an indicator of the value we can create for those seeking to enter or expand within this market.

An increasing number of assisted living property owners are selecting Sunrise to manage their communities. Our approach to management agreements is similar to the approach we take when working with prospective residents and their families. Sunrise spends a considerable amount of time understanding what owners are looking for, and then puts together an operational plan that will support their needs.

Sunrise Assisted Living won't make a promise it is not prepared to keep. For 20 years, that commitment has benefited the thousands of residents who are served in Sunrise communities and their family members. And regardless of the number of residents, family members, team members, property owners, financial partners or shareholders Sunrise serves, that level of commitment will remain the same.





"Sunrise Assisted Living began managing Grand Oaks on October 1 of this year (2001), and since that date, we have seen a marked improvement in the quality of service and the response of management. Our impression of Sunrise is that your employees are professional, competent and committed. We look forward to a successful year in 2002."

Robert L. Sloan
Chief Executive Officer,
Sibley Memorial Hospital/Grand Oaks Assisted Living, Washington, D.C.



Experience

No one can question the value experience brings to the business of caring for seniors. As a pioneer of the assisted living movement, Sunrise Assisted Living has gained more than 20 years of experience—giving us the skills and knowledge that are necessary to succeed and positioning us as a leader among long-term care providers. Our willingness to learn from our experiences has helped us make the right decisions and ensures that we will continue to give consumers what they want.





Experience







Sunrise Assisted Living has always sought to improve the consumer-centered model of care it first introduced in 1981. Recognizing that the best assisted living has yet to be created, Sunrise applies its experiences to enhance the care and services made available to seniors. Because our mission is to champion quality of life for all seniors, Sunrise embraces the notion of sharing its experiences with other members of the long-term care field.

Sunrise has in place one of the most experienced senior management teams in the field. Our management team's experience includes all aspects of assisted living and long-term care. From site selection to development, financing and particularly operations, Sunrise's management team understands the consumer-centered approach to assisted living and what it takes to successfully deliver that model—at every level of the organization.

Our experience and proven track record are leading us to new business opportunities through the addition of management contracts for third-party owners of assisted living communities. Sunrise has a goal of signing 10 to 15 new management contracts each year for properties within the markets where we currently operate. Through an alliance between Deutsche Bank and Sunrise, the two groups will seek to acquire underperforming properties that will also be managed by Sunrise.

One visible sign of Sunrise's experience, which is evident in each of the homes we operate, is the quality of the training we have developed and provide to our team members. Throughout Sunrise, team members receive the necessary training to develop their skills and provide outstanding care for the seniors we serve. Over the years, our training programs have been recognized throughout the assisted living community and are now presented through Sunrise University. The University concept reflects our ongoing commitment to education and training and the further development of our team members. Among other considerations, Sunrise's commitment to team members' development led *Washingtonian* magazine to select Sunrise as one of the "Top 50 Places to Work" in the Washington, D.C. metropolitan market in 2001. Earning recognition such as this will help attract prospective employees as Sunrise plans to fill approximately 3,000 new team member positions in 2002.

Our experience has made Sunrise attractive to seniors and their families as they evaluate long-term care providers; to property owners in search of skilled management providers; and to those who see the potential value of investing in the long-term care field, but are in need of an experienced partner to help them enter or expand within the market.







"At our initial inquiry, Kelli Mansur and Matt Fox explained Sunrise's pledge to serve with kindness, love and professionalism through the implementation of Sunrise's eight Principles of Service. We were skeptical that it all sounded too good to be true while being just what we desired for Mother who is 94. Sunrise kept its promise to us. We now sleep at night knowing Mother is well cared for by people who truly have hearts for service and smiling faces."

Emmalen "Len" Betz and Katie B. Myers
Daughters of Katie Betz, a Resident of
Sunrise of Baton Rouge, Louisiana



Continued Growth

At Sunrise, our mission is to serve seniors and there are a growing number of seniors to serve. Sunrise Assisted Living has developed its business model to support continued, disciplined growth. Our focus on premium site selections, excellence in operations, developing a sound operating model and maintaining a flexible and efficient capital plan has helped fuel our growth and position Sunrise for continued, long-term success. We know we will face challenges in the future, but Sunrise's disciplined approach to growth gives us the opportunity to anticipate some challenges and prepare to overcome them. Sunrise's growth comes in many forms—providing new services to our existing residents, developing new properties and signing new management contracts or adding a new venture, such as "At Home" assisted living. In all areas of growth, Sunrise believes it has the skills and resources to succeed.



Continued Growth


SUNRISE
ASSISTED LIVING





Sunrise Assisted Living enjoyed strong growth in 2001. Our net income growth continues because we continue to add to the number of homes we operate each year. We operated 22 more homes at the end of 2001 than we did at the start of the year, and we plan to add 30 to 35 new owned or managed homes during 2002. Sunrise is growing at a time when construction has virtually ceased in the sector and will most likely stay that way for the next several years, particularly in the top metropolitan locations, which is where Sunrise concentrates its communities. This will benefit Sunrise and the entire industry because, according to a report issued recently by the National Investment Center, occupancy levels in the assisted living sector have seen an improvement, after declining for a period of time.

Of the 17 homes Sunrise developed and opened in 2001, 13 were in U.S. major metropolitan markets and four were in Canada—marking our entry into that country. As of December 31, 2001, we operated 186 homes, had 22 homes under construction and had 38 in other stages of development. In 2001, Sunrise reflagged five properties and signed management agreements for another five homes. In 2002, we expect to add another 10 to 15 new management contracts, which, combined with the number of homes we expect to open in 2002, should increase our operating portfolio by 16 percent to 19 percent. Complementing our new homes and management contracts, Sunrise will also focus on "internal" growth in 2002 by working to grow revenue in all of the homes we operate.

Sunrise's property sale/long-term manage back program helps fuel our growth by providing cash for development. Since announcing this program, Sunrise has completed 40 sales (totaling $601 million) with large, sophisticated institutional buyers such as AEW, Aureus, Prudential Real Estate Investors and others. Some of these buyers have completed more than one transaction with Sunrise, further emphasizing the value of our product.

Another strong indication of Sunrise Assisted Living's growth was our move to the New York Stock Exchange. The shift from the Nasdaq National Market to the "Big Board," under the ticker symbol "SRZ," demonstrates our success over the last several years, our expanding global presence and our leadership position in the large and important elder care field. These traits also are evidenced by Sunrise's recent addition to the Standard and Poor's Small Cap 600 Index.





"We were pleased to expand our relationship with Sunrise Assisted Living in 2001. A growing number of seniors and their families have chosen assisted living as their preferred long-term care alternative. As a large segment of the population reaches a time in their life when they need assisted living services, they will seek experienced providers, such as Sunrise. As such, we view our investment in Sunrise as a very rewarding one."

Pamela J. Herbst
Principal/President of AEW Capital Management's Direct Investments



Keeping Promises

"You've lived up to your word given before the Zoning Board that you wanted to build something impressive, something we would be proud of."

Matthew Scannapieco
Mayor of Marlboro, New Jersey
—At the opening of Sunrise of Marlboro

Experience

"Inova values its relationship with Sunrise and is proud of the results it has delivered. Sunrise shares our core values—caring for and about people, a commitment to innovation and a sense of community responsibility. Over the past several years, our relationship has strengthened and grown as our organizations work in cooperation to improve the lives of seniors in our shared community."

H. Patrick Walters
Senior Vice President, System and New Business Development,
Inova Health System, Fairfax, Virginia



Continued Growth

"With a number of investment options available, it's important for Aureus to identify those that provide the most value—particularly those that are associated with a proven leader in its field. We're very satisfied with the results from our transactions with Sunrise. Being aligned with a pioneer and leader within the long-term care industry offers great opportunity for Aureus, and we look forward to a successful, long-term relationship."

Robert Halpin
Chief Executive Officer, Aureus Group, LLC

Financials 2001 Sunrise Assisted Living, Inc.

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with Sunrise's Consolidated Financial Statements and notes thereto included elsewhere herein.

	DECEMBER 31,				
(dollars in thousands, except per share amounts)	2001	2000	1999[1]	1998	1997
Statement of Operations Data:					
Operating revenue	**$ 428,219**	$ 344,786	$ 255,219	$ 170,712	$ 89,884
Facility and management contract operating expenses	**243,387**	185,897	137,494	89,929	53,286
Facility development and pre-rental expenses	**7,949**	6,226	7,184	5,197	5,586
General and administrative expenses	**32,809**	27,418	20,715	12,726	10,454
Depreciation and amortization expenses	**28,475**	33,902	25,448	21,650	10,592
Interest expense, net	**26,176**	37,566	21,750	15,430	4,613
Net income[2]	**49,101**	24,278	20,213	22,312	4,001
Net income per common share:					
Basic	**2.25**	1.12	0.96	1.16	0.21
Diluted	**2.08**	1.10	0.94	1.11	0.20
Balance Sheet Data (at end of period):					
Cash and cash equivalents	**$ 50,275**	$ 42,874	$ 53,540	$ 54,197	$ 82,643
Working capital (deficit)	**38,803**	(34,063)	95,480	69,573	70,340
Total assets	**1,177,615**	1,129,361	1,101,413	683,411	556,260
Total debt	**630,756**	674,703	700,943	428,326	340,987
Stockholders' equity	**410,701**	354,045	335,124	227,655	195,340
Operating and Other Data:					
Ratio of earnings to fixed charges[3]	**2.48**	1.57	1.52	1.61	0.86
EBITDA (excluding non-recurring items and charges)[4]	**$ 132,838**	$ 111,268	$ 80,308	$ 59,392	$ 19,206
Net cash provided by operating activities	**71,429**	51,632	42,787	27,138	12,183
Net cash used in investing activities	**(22,462)**	(23,413)	(235,065)	(146,471)	(225,765)
Net cash (used in) provided by financing activities	**(41,566)**	(38,885)	191,621	90,887	194,414
Facilities (at end of period):					
Owned	**162**	147	126	66	54
Managed	**24**	17	14	11	7
Total	**186**	164	140	77	61
Resident capacity:					
Owned	**12,607**	11,380	9,756	5,617	4,632
Managed	**2,190**	1,503	1,289	1,010	683
Total	**14,797**	12,883	11,045	6,627	5,315
Number of stabilized consolidated facilities	**83**	68	49	32	22
Occupancy rate[5]	**91%**	94%	96%	94%	94%

(1) On May 14, 1999, we completed our acquisition of Karrington through a tax-free, stock-for-stock transaction in which we issued 2.3 million shares of our common stock in exchange for all outstanding shares of Karrington and Karrington became a wholly owned subsidiary of Sunrise. The common stock issued in the transaction, together with related merger costs, had a value of $85 million. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of Karrington since the acquisition are included in our financial information for 1999.

(2) Net income for the year ended December 31, 2001 included a $2 million non-recurring item ($1 million after tax), which consisted of a $9 million cash payment, net of expenses, received by us in connection with a settlement of a lawsuit filed by Karrington prior to our acquisition of Karrington, and $7 million of non-recurring charges associated with writing down project costs as a result of our decision not to proceed with our planned development of five sites. Net income for the year ended December 31, 1999 included $5 million of non-recurring charges ($4 million after tax), of which $4 million related to the consolidation and integration of the acquired operations and development pipeline of Karrington and $1 million related to the termination of a property acquisition agreement. Of these non-recurring charges, $4 million were non-cash transactions.

(3) Computed by dividing earnings by total fixed charges. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges, reduced by the amount of unamortized interest capitalized. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals.

(4) EBITDA (excluding non-recurring items and charges) are presented because we believe this data is used by some investors to evaluate our ability to meet debt service requirements. We consider EBITDA to be an indicative measure of our operating performance due to the significance of our long-lived assets and because this data can be used to measure our ability to service debt, fund capital expenditures and expand our business. However, this data should not be considered as an alternative to net income, operating profit, cash flows from operations or any other operating or liquidity performance measure prescribed by generally accepted accounting principles. In addition, our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. Interest, taxes, depreciation and amortization, which are not reflected in our presentation of EBITDA, have been, and will be incurred by us. Investors are cautioned that these excluded items are significant components in understanding and assessing our financial performance. We calculate EBITDA as follows:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Net income (loss)	**$ 49,101**	$ 24,278	$20,213	$22,312	$ 4,001
Plus interest expense, net	**26,176**	37,566	21,750	15,430	4,613
Plus taxes	**31,393**	15,522	7,828	—	—
Plus depreciation and amortization	**28,475**	33,902	25,448	21,650	10,592
Less non-recurring items	**(2,307)**	—	—	—	—
Plus non-recurring charges	—	—	5,069	—	—
Earnings before interest, taxes, depreciation and amortization (excluding non-recurring items and charges):	**$132,838**	$111,268	$80,308	$59,392	$19,206

(5) Based on occupancy for owned facilities, opened or operated for at least 12 months, or that have achieved occupancy percentages of 95% or above at the beginning of the year. The occupancy rate excludes resident capacity affected by temporary vacancies and resident relocations generally of between three to six months due to renovations. Stabilized occupancy levels for 2001 were negatively impacted by the inclusion of the Karrington portfolio (28 properties), the impact of the sale of mature Sunrise properties under the sale/long-term manage back program (21 properties) and the addition of newly developed properties (eight properties) through our development program. Although the financial performance of stabilized Karrington properties has improved, they generally exhibit lower occupancy levels compared to Sunrise prototype properties.

The following discussion should be read together with the information contained in the consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein. This management's discussion and analysis contains certain forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, our ability to execute on our sale/manage back program, market factors that could affect the value of our properties, the risks of downturns in economic conditions generally, satisfaction of closing conditions and availability of financing for development and acquisitions. Some of these factors are discussed elsewhere herein. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "we," "us" and "our" mean Sunrise Assisted Living, Inc. and its consolidated subsidiaries.

Overview

We are a provider of assisted living services for seniors. At December 31, 2001, we operated or managed 181 facilities in 24 states and the District of Columbia, four in Canada and one in the United Kingdom, with a resident capacity of more than 14,700 residents, including 97 facilities that are wholly owned by us, three facilities in which we have a 50% interest, 62 facilities in which we have minority ownership interests and 24 facilities managed for third parties. We provide assistance with the activities of daily living and other personalized support services in a residential setting for elderly residents who cannot live independently but who do not need the level of medical care provided in a skilled nursing facility. We also provide additional specialized care and services to residents who require more frequent and intensive assistance or increased care and care programs and services to help cognitively impaired residents, including residents with Alzheimer's disease. By offering this full range of services, we believe we are better able to accommodate the changing needs of residents as they age and develop further physical or cognitive frailties.

Our business strategy includes:

- Expanding our position as a provider of high quality assisted living services by developing new prototype facilities in major markets in the United States;
- Growing the number of facilities that we operate and have interests in outside the United States;
- Maintaining and expanding our position as a preferred provider of assisted living management services;
- Continuing our sale/long-term manage back program as a normal part of our operations; and
- Selectively acquiring facilities or interests in facilities that complement our current facility portfolio.

Our critical accounting policies include the development of facilities, both on and off balance sheet, the estimates associated with financing and managing such facilities, and the selling of completed facilities. The following is a discussion of our critical accounting policies:

Development of Facilities

We undertake to develop a number of wholly owned facilities each year. We also develop facilities in partnership with others. We believe we have maintained a disciplined approach to site selection and refinement of our operating model, first introduced over 20 years ago, and are constantly searching for ways to improve our facilities.

At December 31, we had 13 wholly owned facilities under construction with a resident capacity of over 1,100 residents. With respect to these development properties, we are required to fund the construction of the facility not otherwise financed by construction loans, recognize the facility development costs associated with construction, recognize initial operating losses from the facility during the initial one to two years prior to the facility achieving occupancy stabilization and recognize ongoing depreciation expense associated with owning the real estate. We are committed to this investment in costs and expenses because we have historically been able to create significant value through the successful development and operation of wholly owned prototype facilities. In 2001, start-up losses for 100% owned facilities that have not reached stabilized occupancy were $4 million and depreciation expense for our owned facilities was $22 million.

We enter into development joint ventures in order to reduce our initial capital requirements, while enabling us to enter into long-term management agreements that are intended to provide us with a stream of revenue. Additionally, these development joint ventures allow us to reduce the risk of our international expansion, which we conduct through joint ventures, with the assistance of knowledgeable international partners. When development is undertaken in partnership with others, our joint venture partners provide significant cash equity investments. Additionally, third-party construction debt is obtained to provide the majority of funds necessary to complete development. At December 31, 2001, these joint ventures have developed or are developing 38 facilities (seven of which are under construction) with approximately $381 million of third-party debt and approximately $83 million of third-party equity.

We have provided $18 million of last dollar guarantees on this debt that is generally removed upon stabilization. "Last dollar" guarantee means the third-party debt would have to default, the bank would have to foreclose and sell the facility, after which we would have to provide any required funds to make up any difference between the loan amount and the amount recovered from the sale of the facility. We also have provided $6 million of other debt guarantees, which remain in effect as long as the respective debt is outstanding. We receive a fee in all situations where we have provided a debt guarantee. These fees are recognized over the period covered by the respective debt guarantee. To date, we have not been required to fund any debt guarantees due to the positive performance of the underlying facilities. As of December 31, 2001, we do not believe that we will be required

to fund any of these outstanding guarantees. If we were required to fund a debt guarantee, we would loan the joint venture the required funds at the prevailing market interest rate. If circumstances were to suggest that any amounts with respect to these loans would be uncollectible, we would establish a reserve to write-down the loan to its collectible value.

In addition to the foregoing, we have provided debt guarantees on approximately $10 million of operating joint venture debt. Of this amount, approximately $3 million was assumed in our acquisition of Karrington Health, Inc. in 1999. The remaining $7 million of debt guarantees generally are subject to release of a portion of the guarantee as the property reaches certain occupancy levels. As stated previously, to date we have not been required to fund any debt guarantees. If we were required to fund a debt guarantee, we would loan the joint venture the required funds at the prevailing market interest rate. If circumstances were to suggest that any amounts with respect to these loans would be uncollectible, we would establish a reserve to write-down the loan to its collectible value.

In addition to the third-party debt, we may provide financing necessary to complete the construction of the facilities within these joint ventures. These loans are presented on our consolidated balance sheet in the "Notes receivable" line item and were $89 million at December 31, 2001. This financing is provided at negotiated prevailing market interest rates. We monitor the collectibility of these notes based on the current performance of the open facilities, the budgets and projections for future performance and the estimated fair value that has been created by the successful completion and operation of these facilities. To date, we have not recorded any reserves against these notes based on our analysis of the preceding factors and, at December 31, 2001, expect that repayment of these notes will be made. If circumstances were to suggest that any amounts with respect to these notes would be uncollectible, we would establish a reserve to write-down the note to its collectible value.

For all of our development joint ventures, we earn pre-opening fees for site selection, zoning, construction supervision, employee selection, licensing, training and marketing efforts. These fees are included in the "Management and contract services" line item on our consolidated income statement. As we are minority owners in these joint ventures, we only record the fee revenue associated with the third-party ownership percentage of the joint venture. For example, our joint venture partner has a 75% ownership interest in the joint venture, we only record 75% of the fee revenue. We also typically provide development completion guarantees that ensure that the construction of the facility will be completed for the cost approved by all partners in the joint venture. At December 31, 2001, seven properties are under construction and subject to completion guarantees. We have over 20 years experience in the development and construction of our prototype facilities. Our construction contractors have similar experience constructing our prototype and assume much of the completion risk by entering into fixed price contracts. To date, we have not funded any amounts under these development completion guarantees. We do not currently expect to fund any amounts under these development completion guarantees during 2002. If we were required to provide funds under a development completion guarantee, we could provide additional capital contributions to the joint venture to meet our obligation, if provided in the joint venture and guarantee agreement, or we would expense amounts provided under the development completion guarantee.

Management of Facilities

We manage and operate facilities wholly owned by us, owned by joint ventures in which we have a minority ownership interest and owned completely by third parties. For the facilities that we manage for third parties, we typically are paid a management fee of approximately 5% to 8% of the facility's revenue. In addition, in certain management contracts, we have the opportunity to earn incentive management fees based on monthly or yearly operating or cash flow results. Management fee revenue is included in the "Management and contract services" line item on our consolidated income statement.

As a part of some third-party management contracts, we may provide an operating deficit guarantee. This means that if a facility has depleted all of its operating reserves and does not generate enough cash flow during a month to cover its expenses, we would provide a short-term loan to the facility to cover the cash shortfall. These guarantees are generally included within our joint venture development portfolios and usually are provided for a limited period of time, generally until the property reaches stabilization. Currently, 24 operating properties are subject to a Sunrise operating deficit guarantee and seven additional properties will be subject to a guarantee upon opening. To date, we have not been required to fund any of these operating deficit guarantees, and based on the current performance of the managed facilities for which we have furnished these guarantees, we do not expect to fund any amounts during 2002 under these guarantees. If we were required to fund an operating deficit guarantee, we would loan the joint venture the required funds at the prevailing market interest rate. If evidence were to suggest that any amounts with respect to these loans would be uncollectible, we would establish a reserve to write-down the loan to its collectible value.

Sale/Long-Term Manage Back Program

In 2000, we announced our intention to continue to sell selected owned facilities as a normal part of our operations and retain long-term management contracts and, in many cases, minority equity interests in the facilities. We believe that this strategy of selling selected facilities as part of our normal operations has and will continue to enable us to reduce our debt, re-deploy our capital into new development projects and realize cash gains on appreciated real estate. Under our sale/long-term manage back program, we sell wholly owned properties that we previously developed. This approach requires that we reflect in our income statement many expenses associated with these facilities prior to their sale, including certain development expenses, start-up losses and depreciation.

We have performed under our sale/long-term manage back program by selling some facilities 100% to third parties and retaining a long-term management contract and selling some facilities to joint

ventures in which we have a minority ownership interest, generally ranging from 20% to 25%. If we sell 100% of a facility to a third-party owner, we recognize as a gain from the sale the difference between the purchase price and the book value of the facility, less the costs to sell. Generally accepted accounting principles require that we remove the book value of the facility from the "Property and equipment" line item on our consolidated balance sheet and remove from liabilities any debt assumed by the new owner in the transaction.

If we sell a facility to a joint venture in which we have a minority ownership interest, we will recognize as a gain from the sale the difference between the purchase price and the book value of the facility, less the costs to sell, adjusted to reflect only the gain associated with the third-party ownership in the joint venture. Generally accepted accounting principles require that we not record a gain on the portion of the sale associated with our remaining ownership in the joint venture. Generally accepted accounting principles also require that we record, at historical cost basis, our remaining ownership of the facility sold and debt assumed by the joint venture as an investment. This investment is included in the "Investment in unconsolidated assisted living facilities" line item on the balance sheet. Further, as is the case with the sale of a 100% interest in a facility, generally accepted accounting principles require that we remove the book value of the facility from the "Property and equipment" line on our consolidated balance sheet and remove from liabilities any debt assumed by the new owner in the transaction. We generally do not provide seller financing in these transactions.

The recognition of the gain from these sales, as calculated above, in our consolidated income statement, which is recorded in the "Income from property sales" line item, is determined by the terms of the purchase and sale agreement. Often, the purchasers in these transactions require that the properties perform at a certain operating level for up to one-year following the sale transaction. The operating contingencies placed in these agreements require us, in accordance with generally accepted accounting principles, to defer a portion of the gains until such operating contingencies have been met. If the operating contingencies are not met for an identified period, we would be required to repay a portion of the cash proceeds related to the specific contingency and would not be able to recognize the portion of the gain associated with that contingency. There have been sale transactions in this sale/long-term manage back program that have not required such operating contingencies. In these instances, we would record the gain in the period in which the sale occurred. The balance of the unrecognized gains on properties sold in prior periods is included in the "Deferred revenue" line of our consolidated balance sheet.

We have been successful in negotiating incentive management fees into several of our sale/long-term manage back transactions in which we have retained a minority ownership interest. The payment of these incentive management fees often coincides with the cash distributions to our partners in these joint ventures. We have reflected these incentive management fees, amounting to approximately $4 million in 2001, in the "Management and contract services" line item on the consolidated statement of income. Therefore, the "Equity in earnings of unconsolidated facilities" line item of our consolidated statement of income is net of these incentive payments.

For financial statement purposes, we record a provision for income taxes on all gains we recognize on the sale of facilities at the applicable statutory rate. For federal income tax purposes, many of our sales are treated as tax-free exchanges.

Results of Operations

We derive our consolidated revenues from three primary sources: (1) resident fees for the delivery of assisted living services, (2) management and contract services income for management and contract services of facilities owned by unconsolidated joint ventures and other third parties and (3) income from property sales. Historically, most of our operating revenues have come from resident fees and management and contract services. In 2001, 2000 and 1999, resident fees and management contract services comprised 85%, 91% and 97% of total operating revenues, respectively. The balance of our total operating revenues was derived from income from property sales.

Residents, their families or other responsible parties typically pay resident fees monthly. In 2001, 2000 and 1999 approximately 99% of our resident fee revenue was derived from private pay sources. Resident fees include revenue derived from basic care, community fees, plus care, *Reminiscence*™ and other resident related services. Plus care and *Reminiscence*™ fees are paid by residents who require personal care in excess of services provided under the basic care program.

Management and contract services income represents fees from long-term contracts for facilities owned by unconsolidated joint ventures and other third party owners. Management services income includes management fees for operating properties, which are generally in the range of 5% to 8% of a managed property's total operating revenue for homes in operation, and pre-opening service fees for site selection, zoning, property design, construction management, hiring, training, licensing and marketing services.

Income from property sales represents the gain recognized from the sale of assisted living properties. Generally, upon sale of a property, we will enter into a long-term management agreement to manage the property.

We classify our operating expenses into the following categories: (1) facility operating, which includes labor, food, marketing and other direct facility expenses; (2) management and contract services, which includes operating expenses reimbursable to us; (3) facility development and pre-rental, which includes non-capitalized development expenses and pre-rental labor and marketing expenses; (4) general and administrative, which primarily includes headquarters and regional staff expenses and other overhead costs; (5) depreciation and amortization; and (6) facility lease, which represents rental expenses for facilities and properties not owned by us.

We have two business segments: Sunrise Management Services and Sunrise Properties.

Sunrise Management Services

Sunrise Management Services provides full-service assisted living management services, both in the United States and internationally, for all facilities that are owned or managed by us. In addition, the Sunrise Management Services division provides management and pre-opening services to third parties and joint ventures on market and site selection, pre-opening sales and marketing, start-up training, and management services for properties under development and construction.

The following table sets forth the components of Sunrise Management Services net income (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Operating revenue:			
Management and contract services	**$295,459**	$227,278	$170,892
Operating expenses:			
Management and contract services	**243,016**	186,095	137,494
General and administrative	**21,797**	18,470	13,216
Depreciation and amortization	**1,543**	1,495	947
Total operating expenses	**266,356**	206,060	151,657
Operating income	**29,103**	21,218	19,235
Provision for income taxes	**(11,350)**	(8,275)	(5,551)
Sunrise Management Services net income	**$ 17,753**	$ 12,943	$ 13,684

Note: Management and contract services revenue includes intercompany revenue from Sunrise Properties in the amounts of $193,025, $195,302 and $150,293 for the years ended December 31, 2001, 2000 and 1999, respectively, that is eliminated in the consolidated financial statements. Management and contract services expense includes intercompany facility operating expenses of Sunrise Properties for facilities managed by Sunrise Management Services for Sunrise Properties in amounts totaling $168,602, $169,966 and $131,055 for the years ended December 31, 2001, 2000 and 1999, respectively, which is also eliminated in the consolidated financial statements.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Operating Revenue. Sunrise Management Services revenues include management and contract services revenues from unconsolidated joint ventures and third-party owners and internal management services revenues for services provided to Sunrise Properties. Internal fees reflect estimated market-based fees for the management services provided to Sunrise Properties and are eliminated in the consolidated financial statements. Total revenues for Sunrise Management Services increased 30% to $295 million for the year ended December 31, 2001 from $227 million for the year ended December 31, 2000. This increase was primarily due to the growth in the number of facilities operated or managed by Sunrise Management Services or in the pre-opening phase. The total number of facilities operated or managed increased 13% to 186 facilities at December 31, 2001, up from 164 facilities at December 31, 2000. This growth resulted from the completion and opening of 17 additional facilities and the addition of five managed facilities. Additionally, there was a 51% increase in the number of facilities in unconsolidated joint ventures (62 versus 41), many of which are accounted for under contract accounting which requires the presentation of reimbursable expenses as revenues in the income statement. These revenues are offset by a corresponding amount reflected in the management and contract services expense line item.

Operating Expenses. Sunrise Management Services operating expenses include all operating expenses of facilities managed for unconsolidated joint ventures and third-party owners and Sunrise Properties. Total operating expenses for the year ended December 31, 2001 increased 29% to $266 million from $206 million for the year ended December 31, 2000. Management and contract services expenses for the year ended December 31, 2001 increased $57 million, or 31%, to $243 million from $186 million for the year ended December 31, 2000. This increase is consistent with the corresponding increase in revenue. General and administrative expenses increased $4 million to $22 million for the year ended December 31, 2001 from $18 million for the year ended December 31, 2000. The general and administrative expenses for Sunrise Management Services continue to increase due to the substantial growth in the number of facilities operated during the last twelve months.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Operating Revenue. Total revenues for Sunrise Management Services increased 33% to $227 million for the year ended December 31, 2000 from $171 million for the year ended December 31, 1999. This increase was primarily due to the growth in the number of facilities operated or managed by Sunrise Management Services. The total number of facilities operated or managed increased 17% to 164 at December 31, 2000, up from 140 communities at December 31, 1999. This growth resulted from the completion and opening of 25 additional facilities and the addition of two managed facilities, net of the sale of two former Karrington facilities that we will not continue to manage and the termination of one management contract with a third-party owner. Additionally, there was a 128% increase in the number of facilities in unconsolidated joint ventures (41 versus 18), many of which were accounted for under contract accounting which reflects reimbursable expenses as revenues to us.

Operating Expenses. Total operating expenses for the year ended December 31, 2000 increased 36% to $206 million from $152 million for the year ended December 31, 1999. Management and contract services expenses for the year ended December 31, 2000 increased $49 million, or 36%, to $186 million from $137 million for the year ended December 31, 1999. This increase was directly related to the increase in the number of facilities operated by Sunrise Management Services. General and administrative expenses increased $5 million to $18 million for the year ended December 31, 2000 from $13 million for the year ended December 31, 1999. The general and administrative expenses for Sunrise Management Services increased due to the substantial growth in the number of facilities operated or managed during 2000 compared to 1999.

Sunrise Properties

Sunrise Properties is responsible for all our real estate operations, including development, construction, project and permanent financing and property sales. As of December 31, 2001, Sunrise Properties

wholly owned 97 facilities compared to 102 facilities wholly owned as of December 31, 2000. In addition, Sunrise Properties has majority ownership interests in three facilities and minority ownership interests in another 62 facilities.

The following table sets forth the components of Sunrise Properties net income (in thousands):

	2001	2000	1999
Operating revenue:			
Resident fees	**$260,524**	$274,236	$217,397
Management and contract services	**3,107**	6,453	10,206
Income from property sales	**62,154**	32,121	7,017
Total operating revenue	**325,785**	312,810	234,620
Operating expenses:			
Facility operating	**168,602**	169,966	131,055
Management and contract services	**24,794**	25,138	19,238
Facility development and pre-rental	**7,949**	6,226	7,184
General and administrative	**3,200**	2,772	3,922
Depreciation and amortization	**25,779**	30,102	24,368
Facility lease	**10,159**	10,833	7,903
Total operating expenses	**240,483**	245,037	193,670
Non-recurring items	**2,307**	—	(5,069)
Operating income	**87,609**	67,773	35,881
Interest expense, net	**(26,101)**	(37,566)	(21,750)
Equity in losses of unconsolidated assisted living facilities	**(1,169)**	(2,941)	(1,239)
Minority interest	**(769)**	(203)	(376)
Provision for income taxes	**(23,232)**	(10,555)	(3,370)
Sunrise Properties net income before extraordinary loss	**36,338**	16,508	9,146
Extraordinary loss, tax effected	**(77)**	—	—
Sunrise Properties net income	**$ 36,261**	$ 16,508	$ 9,146

Note: Management and contract services expense includes an intercompany management fee for facilities owned by Sunrise Properties and managed by Sunrise Management Services in amounts totaling $24,423, $25,336 and $19,238 for the years ended December 31, 2001, 2000 and 1999, respectively, that is eliminated in the consolidated financial statements.

Income from property sales has resulted from the following transactions:

On December 28, 2001, one of our joint venture partners exercised an option to acquire an additional 25% interest in one property. As a result of the transaction, our ownership in the property was reduced to 25% from 50%. We will continue to operate the property under a long-term management agreement. The transaction will result in up to $1 million in gain over the next four quarters, subject to certain contingencies being met, of which $200,000 was recognized in 2001.

On December 20, 2001, we completed a sale/long-term manage back transaction of a 75% interest in one property. The property was valued at $16 million. The transaction will result in up to $2 million in gain over the next four quarters, subject to certain contingencies being met, of which $500,000 was recognized in 2001. We may receive up to an additional $2 million in incentive payments based on 2002 operating performance.

On December 18, 2001, we completed the 100% sale of one of our two existing Florida properties for total consideration of $8 million. The buyer will assume management of the property after a 90-day transition period. The transaction resulted in a gain of $1 million that was recognized in the fourth quarter of 2001.

On October 30, 2001, we completed a sale/long-term manage back transaction for one property with a real estate venture company in which we own a 25% interest for an aggregate sale price of $17 million. The transaction will result in up to $3 million in gain over the next four quarters, subject to certain contingencies being met, of which $1 million was recognized in 2001.

On February 23, 2001, we closed the sale of nine assisted living properties for approximately $131 million. We will continue to operate the properties under long-term management agreements and we will retain a 25% ownership interest in the limited partnership. The transaction resulted in a $40 million gain, all of which was recognized in 2001.

On December 28, 2000, we completed the sale of two properties for an aggregate sales price of $28 million. Following the sale, we continue to operate the properties under a long-term operating agreement. The transaction will result in up to $8 million in gain over the four quarters following the sale, subject to certain contingencies being met, of which $5 million and $2 million were recognized during 2001 and 2000, respectively.

On June 29, 2000, we entered into a definitive agreement for the sale of 11 assisted living properties to a real estate venture company ("venture company") in which we own a 25% interest. Also, on June 29, 2000, the venture company closed on three of the 11 properties, for an aggregate sales price of $44 million. The transaction resulted in a $13 million gain, of which $2 million and $11 million was recognized during 2001 and 2000, respectively. On September 29, 2000, the venture company closed on the remaining eight properties for an aggregate sales price of $111 million. The venture company assumed approximately $75 million of debt secured by the eight properties. The transaction resulted in a $26 million gain, of which $13 million and $13 million was recognized during 2001 and 2000, respectively. We continue to provide day-to-day management of the properties under long-term operating agreements.

In June 1999, we completed the sale of two assisted living facilities for an aggregate sales price of $28 million. The transaction resulted in the realization of $11 million in gain, subject to certain contingencies being met, of which $6 million and $5 million was recognized during 2000 and 1999, respectively. Previously, in September 1998, we completed the sale of two assisted living facilities for an aggregate sales price of $29 million that will result in the realization of up to a $6 million gain. We recognized a gain of $2 million and $2 million on the sale in 1999 and 1998, respectively. The remaining gain is deferred, the recognition of which is contingent upon future events. We continue to operate these facilities under long-term operating agreements.

Pending sale/long-term manage back transactions are as follows:

On December 28, 2001, we entered into a definitive agreement to sell 12 assisted living properties to a real estate investment entity advised by Macquarie Capital Partners for an aggregate sales price of $198 million. We will continue to operate the properties under long-term management agreements and will retain a 20% ownership

interest in the joint venture. Also on December 28, 2001, we entered into a definitive agreement to sell two additional assisted living properties. We will continue to operate the properties under long-term management agreements. The closing of these transactions is subject to customary closing conditions, assumption of original financing and receipt of required regulatory approvals. We expect to close the sale of twelve of these properties during the first quarter of 2002 and the balance during the second quarter of 2002.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Operating Revenue. Sunrise Properties revenues include resident fees from our owned properties, management and contract service revenues from pre-opening services contracts with third parties, and income from the sales of properties. Sunrise Properties revenues increased 4% to $326 million for the year ended December 31, 2001 from $313 million for the year ended December 31, 2000. Resident fees, including community fees, for the year ended December 31, 2001 decreased $13 million, or 5%, to $261 million from $274 million for the year ended December 31, 2000. This decrease was due primarily to the sale of 13 properties in the second half of 2000 resulting in a $34 million decrease and the sale of nine properties at the beginning of 2001 resulting in a $33 million decrease in resident fee revenue in 2001. These decreases were partially offset by a $6 million increase due to the inclusion of the Karrington properties previously held for sale for a full year in 2001 and a $46 million increase primarily due to an increase in the average daily rate for properties that were owned and operated by us during both periods.

Average resident occupancy for our 83 stabilized facilities during 2001 was 91% compared to 94% for our 68 stabilized facilities during 2000. Stabilized occupancy levels for 2001 were negatively impacted by the inclusion of the Karrington portfolio (28 properties), the impact of the sale of mature properties under our sale/long-term manage back program (21 properties) and the addition of newly developed properties (eight properties) through our development program. Although the financial performance of stabilized Karrington properties has improved, they generally exhibit lower occupancy levels compared to our prototype properties. Comparing the 46 stabilized facilities owned and operated by us for both 2001 and 2000 (which excludes the Karrington facilities that are now stabilized), average resident occupancy decreased from 94% to 92%. We define stabilized facilities as those that we have owned and operated for at least 12 months or those that have achieved occupancy percentages of 95% or above at the beginning of the measurement period.

Average daily rate for stabilized facilities during 2001 was $104 compared to $106 during 2000. The 2001 results reflect the inclusion of 28 Karrington properties that are not included in the 2000 results. The Karrington portfolio generally has lower average daily rates than our prototype properties. For the 46 stabilized facilities owned and operated by us for both 2001 and 2000, average daily rate increased from $98 to $102. The increase is due to the inclusion of additional prototype facilities that have higher basic care rates and a general increase in the basic care rate.

Management and contract services revenue decreased $3 million to $3 million for the year ended December 31, 2001 from $6 million for the year ended December 31, 2000. This decrease is due to a reduction in the number of third-party pre-opening services contracts in place during each of the respective periods, and the stage of completion on each contract. There were 16 pre-opening services contracts in place during 2001 compared to 25 contracts for 2000.

Operating Expenses. Sunrise Properties operating expenses for the year ended December 31, 2001 decreased 2% to $240 million from $245 million for the year ended December 31, 2000. Facility operating expenses for the year ended December 31, 2001 decreased 0.6% to $169 million from $170 million for the year ended December 31, 2000. This decrease was due primarily to the sale of the 13 properties in the second half of 2000 and the sale of nine properties at the beginning of 2001 resulting in a total decrease of $34 million. This decrease was partially offset by a $5 million increase due to the inclusion of the Karrington properties previously held for sale for a full year in 2001 and a $28 million increase due to an increase in labor and other expenses at facilities that were operational for a full year in both periods.

Management and contract services expense represents intercompany expense amounts attributed to Sunrise Properties for the management by Sunrise Management Services of Sunrise Properties wholly owned and majority owned facilities. Management and contract services expense stayed constant at $25 million for the years ended December 31, 2001 and December 31, 2000. These amounts are eliminated in the consolidated financial statements. At December 31, 2001, Sunrise Properties consolidated 100 facilities compared to 106 facilities at December 31, 2000.

Depreciation and amortization for the year ended December 31, 2001 decreased $4 million, or 13%, to $26 million from $30 million for the year ended December 31, 2000. This decrease was primarily due to the timing of property sales and opening of new properties.

Net Interest Expense. Net interest expense decreased for the year ended December 31, 2001 to $26 million from $38 million for the year ended December 31, 2000. Of this $12 million decrease, $2 million was due to repayments and a decrease in the variable interest rate under Sunrise's $300 million credit facility. The remaining decrease is due to an overall decrease in average borrowings during 2001 compared to 2000, which was due to funds provided by property sales, and a decrease to 6.13% in the weighted-average interest rate on our fixed and variable rate debt for 2001 compared to 7.61% for 2000, reflecting the lower interest rate environment in 2001.

Non-recurring Items. During 2001, Karrington Health Inc., one of our wholly owned subsidiaries, received a cash payment in the amount of $10 million to settle a lawsuit filed by Karrington prior to its acquisition by us. Karrington brought the suit alleging that Omega Healthcare Investors, Inc. had breached a financing commitment it had made to Karrington. Expenses incurred to settle the lawsuit have been netted against the settlement.

Given the current industry environment and the increasing number of opportunities to acquire properties and management contracts, we determined, in the third quarter, that the costs to develop five specific sites outweighed the costs of acquiring facilities and/or management contracts in those areas. Accordingly, management elected not to proceed with its planned development for these five sites and wrote down associated project costs by $7 million to their estimated net realizable value.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Operating Revenue. Sunrise Properties revenues increased 33% to $313 million for the year ended December 31, 2000 from $235 million for the year ended December 31, 1999. Resident fees, including community fees, for the year ended December 31, 2000 increased $57 million, or 26%, to $274 million from $217 million for the year ended December 31, 1999. This increase was due primarily to the inclusion for the year ended December 31, 2000 of approximately $12 million of resident fees generated from the operations of the 12 consolidated assisted living facilities open during the year ended December 31, 2000 that were not open during the year ended December 31, 1999. In addition, resident fees of $7 million were included in the year ended December 31, 2000 from properties previously held for sale. The remaining increase in resident fees was due primarily to a full year of operations for the Karrington facilities acquired in May 1999 and an increase in the average daily resident rate for facilities that were owned and operated by us during both periods.

Average resident occupancy for our 68 stabilized facilities during 2000 was 94.2% compared to 95.6% for the 49 stabilized facilities during 1999. We define stabilized facilities as those that we have owned and operated for at least 12 months or those that have achieved occupancy percentages of 95% or above at the beginning of the measurement period.

Average daily rate for stabilized facilities during 2000 was $106 compared to $97 during 1999. For the 47 stabilized facilities owned and operated by us for both 2000 and 1999, average daily rate increased from $97 to $102. The increase is due to the inclusion of additional prototype facilities that have higher basic care rates and a general increase in the basic care rate.

Management and contract services revenue decreased $4 million to $6 million for the year ended December 31, 2000 from $10 million for the year ended December 31, 1999. This decrease is due to a reduction in the number of third-party pre-opening services contracts in place during each of the respective periods, and the stage of completion on each contract. There were 25 pre-opening services contracts in place during 2000 compared to 28 contracts for 1999.

Operating Expenses. Sunrise Properties operating expenses for the year ended December 31, 2000 increased 26% to $245 million from $194 million for the year ended December 31, 1999. Facility operating expenses for the year ended December 31, 2000 increased 30% to $170 million from $131 million for the year ended December 31, 1999. Of the $39 million increase, approximately $8 million was attributable to expenses from operations of the 12 consolidated additional assisted living facilities open during 2000 that were not open during 1999. In addition, facility-operating expenses of $5 million were included in 2000 from properties previously held for sale. The remaining balance of the increase was primarily due to a full year of operations for the Karrington facilities acquired in May 1999 and an increase in labor and other expenses at facilities that were operational for a full year in both periods.

We recorded non-recurring charges of $5 million during 1999, of which $4 million related to the consolidation and integration of the acquired operations and development pipeline of Karrington and $1 million related to the termination of a property acquisition agreement.

Management and contract services expense represents intercompany expense amounts attributed to Sunrise Properties for the management by Sunrise Management Services of Sunrise Properties wholly owned and majority owned facilities, and is eliminated in the consolidated financial statements. Management and contract services expense for the year ended December 31, 2000 increased $6 million to $25 million from $19 million for the year ended December 31, 1999. This increase is primarily attributable to the growth in the number of properties managed during 2000 compared to 1999.

Depreciation and amortization for the year ended December 31, 2000 increased $6 million, or 25%, to $30 million from $24 million for the year ended December 31, 1999. This increase is primarily due to the increase in the number of facilities open during 2000 that were not open during 1999.

Net Interest Expense. Net interest expense increased for the year ended December 31, 2000 to $38 million from $22 million for the year ended December 31, 1999. Of this $16 million increase, $5 million was due to additional borrowings and an increase in the variable interest rate under Sunrise's $400 million credit facility. The remaining increase is due to an overall increase in average borrowings during 2000 compared to 1999 and an increase to 7.61% in the weighted-average interest rate on our fixed and variable rate debt for 2000 compared to 7.17% for 1999.

Corporate Expenses

Operating Expenses. Parent company operating expenses were $9 million, $8 million and $4 million for the years ended December 31, 2001, 2000 and 1999, respectively. These increases were primarily attributable to the addition of personnel and other infrastructure in anticipation of the continuing growth of the company.

Provision for Income Taxes. The provision for income taxes for us was $31 million, $16 million and $8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase was due primarily to an increase in pre-tax income and the use of an effective tax rate of 39% for 2001 compared to 39% for 2000 and 28% for 1999. Utilization of operations-related deferred tax benefits reduced our federal and state income tax rate in 1999.

Realization of the deferred tax asset of $22 million at December 31, 2001 is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. We expect to fully utilize the loss carryforwards prior to expiration.

Liquidity and Capital Resources

At December 31, 2001, we had approximately $50 million in unrestricted cash and cash equivalents, including $8 million in high quality short-term investments, $183 million available under credit facilities and $39 million in working capital.

Working capital increased $73 million from $(34) million at December 31, 2000 primarily due to the refinancing of our convertible subordinated notes due 2002, as discussed below.

Net cash provided by operating activities for 2001 and 2000 was approximately $71 million and $52 million, respectively. Net cash provided by operating activities for 2001 reflects the corresponding

increase in the number of facilities operated by us at December 31, 2001 versus December 31, 2000, as well as a $30 million increase in income from property sales.

During 2001 and 2000, we used $22 million and $23 million, respectively, for investing activities. Investing activities included investment in property and equipment in the amounts of $68 million and $46 million, respectively, related to the construction of assisted living facilities, net of sales of facilities. In 2001, we also invested $124 million to facilitate the development of assisted living facilities with third parties, compared to $153 million in 2000. These investing activities were offset by proceeds from the sale of 12 assisted living facilities in 2001 amounting to $52 million plus $130 million of collections of notes receivable.

Net cash used in financing activities was $42 million and $39 million for 2001 and 2000, respectively. Financing activities in 2001 and 2000 included additional borrowings of $401 million and $187 million, respectively, offset by debt repayments of $444 million and $216 million, respectively. The increased levels of repayments are partially a result of our strategy to sell certain assisted living facilities. The additional borrowings under our credit facility during 2001 and 2000 were used to fund our continued development of assisted living facilities.

To date, we have financed our operations primarily with cash generated from operations, both short-term and long-term borrowings and proceeds from the sale of properties pursuant to our sale/long-term manage back program. As of December 31, 2001, we had $631 million of outstanding debt at a weighted average interest rate of 6.13%. Of the amount of outstanding debt, we had $448 million of fixed-rate debt at a weighted average interest rate of 6.86% and $183 million of variable rate debt at a weighted average interest rate of 4.36%. See Note 7 Long-Term Debt and Note 14 Commitments for a discussion of our outstanding debt and obligations and the maturity schedule of that outstanding debt and obligations.

On January 11, 2002, we entered into a $92 million secured term facility with Fleet National Bank, Credit Suisse First Boston Corporation and First Union National Bank in order to provide us with a committed source of funds to enable us to redeem our outstanding 5.5% convertible subordinated notes due June 15, 2002. In February 2002, we used $92 million drawn under our new term loan and approximately $18 million of our cash to redeem all of the outstanding 5.5% convertible notes due 2002 at a redemption price of 101.1% of the principal amount, plus accrued and unpaid interest. The term loan was collateralized by 14 properties, accrued interest at LIBOR plus 6% and matured in May 2004, subject to a six-month extension option. The $92 million drawn under the term loan was repaid within the same day from the proceeds of a convertible notes offering that closed in January 2002, as described below. We will record expense of approximately $4 million during the first quarter of 2002 for fees associated with the term loan and the premium paid for the early redemption of the convertible notes.

In January 2002, we issued and sold $125 million aggregate principal amount of 5.25% convertible subordinated notes due February 2009. The convertible notes bear interest at 5.25% per annum payable semi-annually on February 1 and August 1 each year beginning on August 1, 2002. These notes are convertible into shares of our common stock at the conversion price of $35.84, which is equivalent to a conversion rate of 27.9018 shares per $1,000 principal amount of the convertible notes. The notes, which are subordinated to our existing and future senior indebtedness, are redeemable at our option commencing February 5, 2006. In addition, the holders of the convertible notes may require us to repurchase the notes upon a change of control as defined in the convertible notes.

As of December 31, 2001, we had $27 million of debt that is due within the next twelve months. The majority of this debt is mortgage financing secured by wholly owned facilities that will be refinanced or extended during 2002.

In June 2001, we refinanced our syndicated revolving credit facility, which was secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the borrowing subsidiaries, and reduced the commitment amount to up to $300 million. The maturity date was extended from July 2002 to June 2004 and the interest rate increased from LIBOR plus 1.75% to LIBOR plus 2.00%, which, as of December 31, 2001, amounted to 3.83%. We are required to pay commitment fees of 0.25% on the unused portion of the credit facility. As of December 31, 2001, we had $155 million available for borrowing under this credit facility. We continue to expect to use this credit facility for general corporate purposes, including the continued construction and development of assisted living facilities.

We have entered into swap transactions whereby $125 million of advances outstanding on our variable LIBOR based revolving construction credit facility bear interest at a fixed rate. We have recorded net interest expense of $1 million in 2001 for swap transactions. The fair value of the swaps was negative $3 million as of December 31, 2001. Based on the fair value of the swaps at December 31, 2001, we would incur approximately $2 million of interest expense related to the swaps in 2002. The fair value of the swaps are adjusted quarterly.

Our debt instruments contain various financial covenants and other restrictions, including provisions which:

- require us to meet specified financial tests. For example, our $300 million construction line of credit requires us to have a consolidated tangible net worth of at least $284 million and to maintain a consolidated minimum cash liquidity balance of at least $25 million and to meet other financial ratios. These tests are administered on a monthly or quarterly basis depending on the covenant;
- require consent for changes in management or control of us. For example, our $300 million construction credit facility requires the lender's consent for any merger where Paul Klaassen or Teresa Klaassen does not remain chairman of the board and chief executive officer;
- restrict the ability of our subsidiaries to borrow additional funds, dispose of assets or engage in mergers or other business combinations without lender consent; and
- require that we maintain minimum occupancy levels at our facilities. For example, our $300 million construction credit facility requires that 85% occupancy be achieved after 15 months for newly opened facilities with 77 units or less and 18 months for 78 units or more and, following this 15 month and 18 month period, be maintained at or above that level.

If we fail to comply with any of these requirements, then the related indebtedness could become due and payable before its stated due date. At December 31, 2001, we were in compliance with the financial covenants contained in our debt instruments. Our construction line of credit also contains a cross-default provision pursuant to which a default by us or by any of our consolidated subsidiaries under the construction line of credit could result in the ability of the lenders to declare a default under and accelerate the indebtedness due under the construction line of credit.

As indicated above, as part of our normal operations, we sell selected assisted living facilities and, in connection with these sales, we generally enter into long-term management contracts to manage these facilities and, in certain cases, retain minority interest in the properties. This strategy of selling selected assisted living facilities has enabled us to reduce our debt, re-deploy our capital into new development projects and realize gains on depreciated real estate. The sale of our facilities is subject to various market conditions, including current capitalization rates, interest rates and the general economic environment. As such, we cannot assure that we can continue to sell facilities or realize gains at or near amounts that have been recognized in the past. If we are unable to continue to implement our strategy of selling selected assisted living facilities, our revenues and results of operations and our ability to finance the construction of new facilities could be materially adversely affected.

We currently estimate that the existing credit facilities, together with existing working capital, proceeds from sales of selected real estate facilities as a normal part of our operations, financing commitments and financing expected to be available, will be sufficient to fund facilities short term liquidity needs, including facilities currently under construction. Additional financing will, however, be required to complete additional development and to refinance existing indebtedness. We estimate that it will cost approximately $104 million to complete the facilities we currently have under construction. We have entered into contracts to purchase and lease additional sites. The total contracted purchase price of these sites is $116 million. We estimate that it will cost approximately $500 million to develop these properties. We expect that the cash flow from operations, together with borrowings under existing credit facilities and proceeds from the sale of selected real estate facilities will be sufficient to fund the development and construction for these additional properties for at least the next twelve months. We expect from time to time to seek additional funding through public or private financing sources, including equity or debt financing. We can provide no assurance that such financing and refinancing will be available on acceptable terms.

Our ability to achieve our development plans will depend upon a variety of factors, many of which will be outside our control. These factors include:

- obtaining zoning, land use, building, occupancy, licensing and other required governmental permits for the construction of new facilities without experiencing significant delays;
- completing construction of new facilities on budget and on schedule;
- the ability to work with third-party contractors and subcontractors who construct the facilities;
- shortages of labor or materials that could delay projects or make them more expensive;
- adverse weather conditions that could delay projects;
- finding suitable sites for future development activities at acceptable prices; and
- addressing changes in laws and regulations or how existing laws and regulations are applied.

These factors also apply to developments undertaken by unconsolidated entities in which we have made investments. We cannot assure you that we will not experience delays in completing facilities under construction or in development or that we will be able to identify suitable sites at acceptable prices for future development activities. If we fail to achieve our development plans, our growth could slow, which would adversely impact our revenues and results of operations.

Our growth plan includes the acquisition of assisted living facilities or interests in such facilities. The success of our acquisitions will be determined by numerous factors, including our ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition and our ability to integrate or operate acquired facilities effectively. Any failure to do so may have a material adverse effect on our business, financial condition and results of operations.

We expect that the number of owned and operated facilities will continue to increase substantially as we pursue our development and acquisition programs for new assisted living facilities. This rapid growth will place significant demands on our management resources. Our ability to manage our growth effectively will require us to continue to expand our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If we are unable to manage our growth effectively, our business, financial condition and results of operations could be adversely affected.

We believe that some assisted living markets have become or are on the verge of becoming overbuilt. Regulation and other barriers to entry into the assisted living industry are not substantial.

Consequently, the development of new assisted living facilities could outpace demand. Overbuilding in our market areas could, therefore, cause us to experience decreased occupancy, depressed margins or lower operating results. We believe that each local market is different and we are and will continue to react in a variety of ways, including selective price discounting, to the specific competitive environment that exists in each market.

Joint Venture Arrangements

For summary financial information for unconsolidated entities in which we have made investments, see Note 6 to our consolidated financial statements. For information regarding commitments and contingencies to our joint ventures, see "Overview" above and Notes 4 and 14 to our consolidated financial statements.

As discussed in Note 16 to our consolidated financial statements, a director of Sunrise, Craig Callen, is a managing director in the third party that is providing the equity capital for our international joint venture and a former director of Sunrise is a general partner in the third party. We are providing management and pre-opening services to the joint venture on a contract fee basis with rights to acquire the assets in the future.

We may allow minority equity ownership interests in joint ventures for our officers as a means of incentive. Currently, two of our executive vice presidents, Christian Slavin and Tiffany Tomasso, have minority ownership interests (less than 1% combined on a fully diluted basis) in one of our international joint ventures. Brian Swinton, another of our executive vice presidents, has a 0.05% minority ownership interest computed on a fully diluted basis in our "At Home" assisted living joint venture.

Market Risk

We are exposed to market risks related to fluctuations in interest rates on our notes receivable, investments and debt. The purpose of the following analyses is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2001.

We have investments in notes receivable and bonds. Investments in notes receivable are primarily with joint venture arrangements in which we have a minority equity ownership interest ranging from 7% to 50%. We have 31 facilities in which we own less than 10%, 12 facilities in which we own between 10% and 20%, 24 facilities in which we own between 20% and 30% and 5 facilities in which we own more than 30%. Investments in bonds are secured by the operating properties subject to the debt and are with properties that are managed by us. The majority of the investments have fixed rates. One of the notes has an adjustable rate.

We utilize a combination of debt and equity financing to fund our development, construction and acquisition activities. We seek the financing at the most favorable terms available at the time. When seeking debt financing, we use a combination of variable and fixed rate debt, whichever is more favorable in our judgment at the time of financing. We have used interest rate swaps to manage the interest rates on some of our long-term borrowings. As of December 31, 2001, we had five interest rate swap agreements that effectively convert $125 million of floating-rate debt to fixed-rate debt. The maturity dates of the swap agreements range from June 2003 to June 2004 and have an effective weighted-average fixed interest rate of 6.59%. We do not utilize forward or option contracts on foreign currencies or commodities, or other types of derivative financial instruments.

For fixed rate debt, changes in interest rates generally affect the fair market value of the debt, but not earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact fair market value of the debt, but do affect the future earnings and cash flows. We generally cannot prepay fixed rate debt prior to maturity without penalty. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt. Holding the variable rate debt balance of $182 million at December 31, 2001 constant, each one-percentage point increase in interest rates would result in an increase in interest expense for the coming year of approximately $2 million.

The table below details by category the principal amount, the average interest rates and the estimated fair market value. Some of the notes receivable and some items in the various categories of debt, excluding the convertible notes, require periodic principal payments prior to the final maturity date. The fair value estimates for the notes receivable are based on the estimates of management and on rates currently prevailing for comparable loans. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to Sunrise for debt of the same type and remaining maturity. The fair market value estimate of the convertible notes is based on the market value at December 31, 2001.

(dollars in thousands)	MATURITY DATE						ESTIMATED FAIR MARKET VALUE
	2002	2003	2004	2005	2006	THEREAFTER	
Assets							
Notes receivable							
Fixed rate	$ 1,189	$24,123	—	—	$28,612	$ 37,578	$ 91,502
Average interest rate	7.9%	10.4%	—	—	10.0%	12.4%	—
Variable rate	$ 105	$ 3,992	—	—	—	—	$ 4,097
Average interest rate	4.6%	4.6%	—	—	—	—	—
Investments							
Bonds	—	—	—	—	—	$ 5,750	$ 5,750
Average interest rate	—	—	—	—	—	11.0%	—
Liabilities							
Debt							
Fixed rate	$ 8,083	$79,844	$129,528	$2,421	$ 3,995	$116,612	$347,031
Average interest rate	5.6%	6.4%	7.7%	7.5%	8.2%	7.5%	—
Variable rate	$18,842	$83,623	$ 40,346	$7,366	$28,060	$ 4,200	$182,437
Average interest rate	4.3%	5.1%	4.0%	3.6%	3.0%	1.5%	—
Convertible notes	—	—	—	—	—	$107,836	$109,454
Average interest rate	—	—	—	—	—	5.5%	—

Impact of Changes in Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under the new rule, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we will apply the new accounting rules beginning January 1, 2002. We recorded approximately $1 million of goodwill amortization during 2001. We are currently assessing the financial impact SFAS No. 142 will have on our consolidated financial statements. However, we do not expect to incur an impairment charge upon adoption.

In August 2001, the FASB issued Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). The Statement supercedes Statement 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of* and APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of this statement on us. However, we do not anticipate this statement to have a material impact on our consolidated financial position or results of operations.

In February 2002, the FASB agreed to rescind SFAS 4, *Reporting Gains and Losses from Extinguishment of Debt*. SFAS 4 required companies to report gains and losses associated with the extinguishment of debt as a component of extraordinary gains and losses, net of tax. These gains and losses will now be required to be presented within the statement of income in appropriate segregated line items. We will be required to reclassify prior year's amounts to reflect this new rule upon adoption.

The FASB continues to have in process a consolidation project to interpret and potentially modify existing consolidation accounting guidance. Recent FASB meetings have discussed changes to the principles of consolidation, including those for special purpose entities and potentially for joint ventures. Sunrise does not currently utilize special purpose entities. Sunrise does have transactions with joint ventures. Any proposed changes to current accounting guidance may impact the Company's accounting for these transactions. The impact of rule changes, if any, is not known at this time.

Impact of Inflation

Resident fees from owned assisted living facilities and management services income from facilities operated by us for third parties are the primary sources of revenue. These revenues are affected by daily resident fee rates and facility occupancy rates. The rates charged for the delivery of assisted living services are highly dependent upon local market conditions and the competitive environment in which the facilities operate. In addition, employee compensation expense is the principal cost element of property operations. Employee compensation, including salary increases and the hiring of additional staff to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year, but are terminable by the resident at any time upon 30 days' notice, and allow, at the time of renewal, for adjustments in the daily fees payable, and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our facilities. We believe, however, that the short-term nature of its resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes.

Consolidated Balance Sheets

(dollars in thousands)	DECEMBER 31, 2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 50,275	$ 42,874
Accounts receivable, net	23,252	22,482
Notes receivable—affiliates	1,294	9,127
Deferred income taxes, net	21,736	19,448
Prepaid expenses and other current assets	20,920	35,874
Total current assets	117,477	129,805
Property and equipment, net	841,414	812,937
Notes receivable—affiliates	94,305	77,991
Management contracts and leaseholds, net	22,999	24,142
Costs in excess of assets acquired, net	32,749	33,709
Investments in unconsolidated assisted living facilities	36,589	27,773
Investments	5,750	5,750
Other assets	26,332	17,254
Total assets	$1,177,615	$1,129,361
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 12,164	$ 4,932
Accrued expenses and other current liabilities	32,117	19,905
Deferred revenue	7,468	21,977
Current maturities of long-term debt	26,925	117,054
Total current liabilities	78,674	163,868
Long-term debt, less current maturities	603,831	557,649
Investments in unconsolidated assisted living facilities	2,284	3,353
Deferred income taxes, net	72,016	44,247
Other long-term liabilities	7,658	3,407
Total liabilities	764,463	772,524
Minority interests	2,451	2,792
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, 22,166,402 and 21,595,569 shares issued and outstanding in 2001 and 2000	222	216
Additional paid-in capital	310,423	298,660
Retained earnings	104,270	55,169
Accumulated other comprehensive loss	(4,214)	—
Total stockholders' equity	410,701	354,045
Total liabilities and stockholders' equity	$1,177,615	$1,129,361

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share amounts)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Operating revenue:			
Resident fees	$260,524	$274,236	$217,397
Management and contract services	105,541	38,429	30,805
Income from property sales	62,154	32,121	7,017
Total operating revenue	428,219	344,786	255,219
Operating expenses:			
Facility operating	168,602	169,966	131,055
Management and contract services	74,785	15,931	6,439
Facility development and pre-rental	7,949	6,226	7,184
General and administrative	32,809	27,418	20,715
Depreciation and amortization	28,475	33,902	25,448
Facility lease	10,159	10,833	7,903
Total operating expenses	322,779	264,276	198,744
Non-recurring items	2,307	—	(5,069)
Income from operations	107,747	80,510	51,406
Other income (expense):			
Interest income	12,307	12,412	10,849
Interest expense	(38,483)	(49,978)	(32,599)
Total other expense	(26,176)	(37,566)	(21,750)
Equity in losses of unconsolidated assisted living facilities	(1,169)	(2,941)	(1,239)
Minority interests	(769)	(203)	(376)
Income before income taxes	79,633	39,800	28,041
Provision for income taxes	(31,057)	(15,522)	(7,828)
Net income before extraordinary gain	48,576	24,278	20,213
Extraordinary gain, net of tax	525	—	—
Net income	$ 49,101	$ 24,278	$ 20,213
Net income per common share:			
Basic	$ 2.25	$ 1.12	$ 0.96
Diluted	$ 2.08	$ 1.10	$ 0.94

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	SHARES OF COMMON STOCK	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balance at December 31, 1998	19,446	$194	$216,783	$ 10,678		$227,655
Net income				20,213		20,213
Total comprehensive income						20,213
Exercise of employee options for common stock	214	2	3,666			3,668
Issuance of common stock to acquire Karrington	2,279	23	75,663			75,686
Tax effect from the exercise of non-qualified stock options			7,902			7,902
Balance at December 31, 1999	21,939	219	304,014	30,891	—	335,124
Net income				24,278		24,278
Total comprehensive income						24,278
Exercise of employee options for common stock	242	3	3,233			3,236
Repurchase of common stock	(585)	(6)	(9,641)			(9,647)
Tax effect from the exercise of non-qualified stock options			1,054			1,054
Balance at December 31, 2000	21,596	216	298,660	55,169	—	354,045
Net income				49,101		49,101
Interest rate swaps, net of tax					(3,121)	(3,121)
Foreign currency translation, net of tax					(1,093)	(1,093)
Total comprehensive income						44,887
Exercise of employee options for common stock	570	6	9,110			9,116
Tax effect from the exercise of non-qualified stock options			2,653			2,653
Balance at December 31, 2001	22,166	$222	$310,423	$104,270	$(4,214)	$410,701

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Operating activities			
Net income	$ 49,101	$ 24,278	$ 20,213
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income from property sales	(50,266)	(16,900)	(70)
Equity in losses of unconsolidated assisted living facilities	1,169	2,941	1,239
Minority interests	769	203	376
Provision for bad debts	1,320	1,250	1,380
Provision for deferred income taxes	26,226	11,267	1,930
Depreciation and amortization	28,475	33,902	25,448
Amortization of financing costs and discount on long-term debt	3,488	3,754	2,676
Amortization of discount on investments	—	—	(566)
Extraordinary gain, net of tax	(525)	—	—
Non-recurring charges	—	—	3,786
Changes in operating assets and liabilities:			
(Increase) decrease:			
Accounts receivable	(4,576)	(9,871)	3,754
Assets held for sale	—	—	(1,054)
Prepaid expenses and other current assets	(2,304)	1,008	(71)
Other assets	(2,523)	218	2,623
Increase (decrease):			
Accounts payable and accrued expenses	18,991	807	(13,243)
Deferred revenue	354	(929)	94
Other liabilities	1,730	(296)	(5,728)
Net cash provided by operating activities	71,429	51,632	42,787
Investing activities			
Proceeds from sales of assets	52,008	45,704	26,923
Sale (acquisition) of interests in facilities	450	(1,098)	(13,614)
Investment in property and equipment	(67,990)	(46,268)	(178,443)
Increase in investments and notes receivable	(123,950)	(152,809)	(75,259)
Proceeds from investments and notes receivable	130,222	142,422	7,574
Increase in restricted cash and cash equivalents	(6,196)	(830)	(727)
Contributions to investments in unconsolidated assisted living facilities	(7,006)	(10,534)	(1,519)
Net cash used in investing activities	(22,462)	(23,413)	(235,065)
Financing activities			
Net proceeds from exercised options	9,116	3,235	3,668
Additional borrowings under long-term debt	400,735	187,302	313,529
Repayment of long-term debt	(444,440)	(215,569)	(122,079)
Net investment of minority interests	—	(1,088)	1,000
Financing costs paid	(6,977)	(3,118)	(4,497)
Repurchase of stock	—	(9,647)	—
Net cash (used in) provided by financing activities	(41,566)	(38,885)	191,621
Net increase (decrease) in cash and cash equivalents	7,401	(10,666)	(657)
Cash and cash equivalents at beginning of year	42,874	53,540	54,197
Cash and cash equivalents at end of year	$ 50,275	$ 42,874	$ 53,540

See accompanying notes.

1. Organization and Presentation

Sunrise Assisted Living, Inc. ("Sunrise" or the "Company") is a provider of assisted living services for seniors. Assisted living services provide a residence, meals and non-medical assistance to elderly residents for a monthly fee. Sunrise's services are generally not covered by health insurance and, therefore, monthly fees are generally payable by the residents, their family, or another responsible party.

Sunrise was incorporated in Delaware on December 14, 1994. The consolidated financial statements include Sunrise's wholly owned subsidiaries that manage, own and develop assisted living facilities. In addition, the consolidated financial statements include three limited liability companies. One of the limited liability companies owns two facilities (Sunrise of Severna Park) in which Sunrise owns a 50% membership interest. The other two limited liability companies own one facility each (Sunrise of Sheepshead Bay and Sunrise of Mill Basin) in which Sunrise owns a 70% membership interest. Sunrise controls the three limited liability companies through its status as the manager of the facilities and as sole managing member of the limited liability companies with unilateral ability under the operating agreements to conduct the ordinary course of business of the companies. The consolidated statements of income also includes one limited partnership which owns a facility (Sunrise of Gardner Park) in which Sunrise had a 50% partnership interest and controlled through December 28, 2001 at which date, Sunrise sold one-half of its partnership interest (see Note 12). Therefore, this entity is not consolidated in the balance sheet at December 31, 2001. It is Sunrise's policy to consolidate non-wholly owned interests when, through its managing partnership or operating agreements, status as manager of the facility and sole general partner or managing member, Sunrise holds the unilateral ability to conduct the ordinary course of business of the facility.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Sunrise considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Allowance for Doubtful Accounts

Details of the allowance for doubtful accounts receivable are as follows (in thousands):

	DECEMBER 31,		
	2001	2000	1999
Beginning balance	**$3,655**	$ 3,716	$2,080
Acquired allowance	**—**	—	786
Provision for bad debts	**1,320**	1,250	1,380
Accounts written off	**(787)**	(1,311)	(530)
Ending balance	**$4,188**	$ 3,655	$3,716

Property and Equipment

Property and equipment are recorded at cost and include interest and property taxes capitalized on long-term construction projects during the construction period, as well as other costs directly related to the development and construction of facilities. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. Sunrise measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of facilities, including certain direct and indirect costs of Sunrise's development subsidiary. If a project is abandoned, any costs previously capitalized are expensed.

Intangible Assets

Intangible assets relate primarily to the acquisition of Karrington Health, Inc. and are comprised of management contracts, leaseholds and costs in excess of assets acquired. Costs in excess of assets acquired represent costs of business acquisitions in excess of the fair value of identifiable net assets acquired. Such costs are being amortized over 38 years using the straight-line method. The accounting for costs in excess of assets acquired will change effective January 1, 2002. See "Impact of Recently Issued Accounting Standards" in Note 2. Management contracts and leaseholds are also amortized using the straight-line method over periods ranging from 11 to 40 years.

The carrying amounts of all intangible assets are reviewed for impairment when indicators of impairment are identified. If the review indicates that the intangible assets are not expected to be recoverable based on the undiscounted cash flows of the acquired assets over the remaining amortization periods, the carrying value of the intangible assets will be adjusted.

Pre-Rental Costs

Costs incurred to initially rent facilities are capitalized and amortized over 12 months. All other pre-rental costs are expensed as incurred.

Deferred Financing Costs

Costs incurred in connection with obtaining permanent financing for Company-owned facilities are deferred and amortized over the term of the financing on a straight-line basis, which approximates the effective interest method.

Investments in Unconsolidated Assisted Living Facilities

Sunrise owns non-controlling interests in 72 assisted living facilities, 10 of which are currently under development. Sunrise's interests, through limited liability companies and partnerships, generally range from 7% to 50%. Sunrise has 31 facilities in which it owns less than 10%, 12 facilities in which it owns between 10% and 20%, 24 facilities in which it owns between 20% and 30% and five facilities in

which it owns more than 30%. Sunrise does not control these entities, as major business decisions require approval by the other partners or members. Accordingly, these investments are accounted for under the equity method. As such, the investments are recorded at cost and subsequently are adjusted for equity in net income (losses) and cash contributions and distributions. Sunrise eliminates profits on sales of services to ventures to the extent of our ownership interest. Differences between the carrying value of investments and the underlying equity in net assets of the investee are amortized on a straight line basis over the estimated useful life of the underlying facilities. Sunrise's interests in accumulated losses of unconsolidated assisted living facilities are recorded below Sunrise's cost basis to the extent of other notes and advances to those unconsolidated assisted living facilities. For information on commitments or contingencies of partnerships or limited liability companies in which Sunrise is a general partner or managing member, see Note 14.

As of December 31, 2001, the underlying equity in net assets of the investees exceeded the carrying value of investments in the net assets of unconsolidated assisted living facilities by $15 million.

Derivatives and Hedging Activities

Sunrise recognizes all of its derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, Sunrise must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported on the balance sheet and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

In 2001, Sunrise entered into five interest rate swap agreements that qualify as cash flow hedges to effectively convert a portion of floating-rate debt to fixed-rate basis for the next two to three years, thus reducing the impact of interest-rate changes on future interest expense. $125 million of Sunrise's revolving credit facility was designated as the hedged item to the interest rate swap agreements.

Revenue Recognition

Operating revenue consists of resident fee revenue, including resident community fees, management services revenue, facility contract services revenue and realized gain upon sale of assisted living facilities. Resident fee revenue is recognized when services are rendered. Agreements with residents are for a term of one year and are cancelable by residents with thirty days notice. Management and contract services revenue is comprised of revenue from management contracts, development contracts and facility contracts. Revenue from management contracts is recognized in the month in which it is earned in accordance with the terms of the management contract. Revenue from development contracts is recognized over the term of the respective development contracts using the percentage-of-completion method. Revenue from facility contract services is comprised of fees plus reimbursable expenses of facilities operated with Sunrise's employees under long-term operating agreements. Income from property sales is recognized upon consummation of the sale of properties unless a portion of the sale is contingent upon future events or performance. Deferred gains are then recognized upon performance or resolution of the contingency.

Income Taxes

Sunrise accounts for income taxes under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

Sunrise grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Sunrise accounts for stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and accordingly recognizes no compensation expense for the stock option grants.

Impact of Changes in Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under the new rule, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning January 1, 2002. Sunrise recorded approximately $1 million of goodwill amortization during 2001. We are currently assessing the financial impact SFAS No. 142 will have on our consolidated financial statements. However, we do not expect to incur an impairment charge upon adoption.

In August 2001, the FASB issued Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). The Statement supercedes Statement 121, *Accounting for the Impairment*

of Long-Lived Assets and for Long-Lived Assets to Be Disposed of and APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of this statement on the Company. However, we do not anticipate this statement to have a material impact on the consolidated financial position or results of operations of the Company.

In February 2002, the FASB agreed to rescind SFAS 4, *Reporting Gains and Losses from Extinguishment of Debt.* SFAS 4 required companies to report gains and losses associated with the extinguishment of debt as a component of extraordinary gains and losses, net of tax. These gains and losses will now be required to be presented within the statement of income in appropriate segregated line items. Sunrise will be required to reclassify prior year's amounts to reflect this new rule upon adoption.

The FASB continues to have in process a consolidation project to interpret and potentially modify existing consolidation accounting guidance. Recent FASB meetings have discussed changes to the principles of consolidation, including those for special purpose entities and potentially for joint ventures. Sunrise does not currently utilize special purpose entities. Sunrise does have transactions with joint ventures. Any proposed changes to current accounting guidance may impact the Company's accounting for these transactions. The impact of rule changes, if any, is not known at this time.

Reclassifications

Certain 2000 and 1999 balances have been reclassified to conform to the 2001 presentation.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

		DECEMBER 31,	
	ASSET LIVES	2001	2000
Land and land improvements	10–15 yrs.	$122,267	$122,794
Building and building improvements	40 yrs.	559,094	576,820
Furniture and equipment	3–10 yrs.	81,766	82,982
		763,127	782,596
Less accumulated depreciation and amortization		(83,133)	(72,335)
		679,994	710,261
Construction in progress		161,420	102,676
		$841,414	$812,937

Depreciation expense was $22 million, $25 million and $19 million for the years ended December 31, 2001, 2000 and 1999, respectively.

4. Notes Receivable—Affiliates

Notes receivable plus accrued interest consist of the following (in thousands):

	DECEMBER 31,	
	2001	2000
LLC Note I, interest accrues at LIBOR plus 5.0%	$ —	$22,599
LLC Note II, interest accrues at 10.0%	9,269	8,534
LLC Note III, interest accrues at 10.0%	19,686	18,242
LLC Note IV, interest accrues at 10.0%	19,343	17,685
LLC Note V, interest accrues at 15.0%	19,711	9,388
Note I with United Kingdom joint venture, variable interest	4,437	5,125
Note II with United Kingdom joint venture, interest accrues at 15.0%	—	696
Note III with international joint venture, interest accrues at 12.5%	16,357	—
ADG Note, interest accrues at 10.0%	543	544
AMB Note, interest accrued at 8.0%	530	—
Property Note, interest accrues at 7.75%	—	3,016
Promissory Note, interest accrues at 11.5% through March 2001 and 13.5% thereafter	—	999
Credit facility, interest accrues at LIBOR plus 3.5% (5.29% as of December 31, 2001)	898	—
Promissory Note, interest accrues at 10.0%	438	—
Promissory Note, interest accrues at LIBOR plus 2.75% (4.58% at December 31, 2001)	4,060	—
Other notes receivable	327	290
	95,599	87,118
Current maturities	(1,294)	(9,127)
	$94,305	$77,991

In October 1997, Sunrise jointly formed a limited liability company ("LLC I") with an unrelated third party in which Sunrise owned a 9% minority interest. The purpose of LLC I was to develop, construct and own assisted living facilities. Sunrise loaned LLC I $15 million (the "LLC Note I") to partially finance the initial development and construction of six properties. The LLC Note I was secured by the properties and subordinated to other lenders of LLC I. In September 1998, Sunrise and LLC I amended the LLC Note I to increase the loan by $6 million to a total of $21 million in order to partially finance the initial development and construction of two additional properties. All eight properties are completed and open at December 31, 2001. Principal and interest were due October 2003. The LLC Note I, including accrued interest, was repaid in June 2001 when the joint venture partner's interest was acquired by a third party. In connection with this transaction, Sunrise increased its ownership in the venture to 20%.

In January 1999, Sunrise jointly formed a limited liability company ("LLC II") in which Sunrise owns a 9% minority interest. The purpose of LLC II is to develop, construct and own assisted living facilities. Sunrise loaned LLC II $7 million (the "LLC Note II") to partially finance the initial development and construction of four properties.

All four properties are completed and open at December 31, 2001. The LLC Note II is secured by the properties and is subordinated to other lenders of LLC II. The principal amount of the loan and accrued interest are due on the earlier of March 30, 2006 or termination of the management agreement between the parties. See Note 16 Related-Party Transactions, Joint Ventures.

In March 1999, Sunrise jointly formed a limited liability company ("LLC III") in which Sunrise owns a 9% minority interest. The purpose of LLC III is to develop, construct and own assisted living facilities. Sunrise loaned LLC III $16 million (the "LLC Note III") to partially finance the initial development and construction of five properties. All five properties are completed and open at December 31, 2001. The LLC Note III is secured by the properties and is subordinated to other lenders of LLC III. The principal amount of the loan and accrued interest are due on July 1, 2002. Sunrise has committed to extend the maturity date of this note beyond 2002 for any amounts outstanding at July 1, 2002. See Note 16 Related-Party Transactions, Joint Ventures.

In March 1999, Sunrise jointly formed a limited liability company ("LLC IV") in which Sunrise owns a 9% minority interest. The purpose of LLC IV is to develop, construct and own assisted living facilities. Sunrise loaned LLC IV $6 million (the "LLC Note IV") to partially finance the initial development and construction of six properties. All six properties are completed and open at December 31, 2001. In December 1999, Sunrise and LLC IV amended the LLC Note IV to increase the loan by $10 million. The LLC Note IV is secured by the properties and is subordinated to other lenders of LLC IV. The principal amount of the loan and accrued interest are due on the earlier of December 31, 2006 or termination of the management agreement between the parties. See Note 16 Related-Party Transactions, Joint Ventures.

In December 2000, Sunrise jointly formed a limited liability company ("LLC V") with an unrelated third party in which Sunrise owns a 9% minority interest. The purpose of LLC V is to develop, construct and own assisted living facilities. Sunrise has loaned LLC V $17 million (the "LLC Note V") to partially finance the initial development and construction of five properties. Three of these properties are completed and open at December 31, 2001. The LLC Note V is secured by the properties and is subordinated to other lenders of LLC V. The principal amount of the loan and accrued interest are due on December 16, 2007. See Note 16 Related-Party Transactions, Joint Ventures.

In 1998, Sunrise jointly formed a limited liability company ("International LLC") with an unrelated third party in which Sunrise owns a 7% minority interest. The purpose of International LLC is to develop, construct and own ten assisted living facilities in the United Kingdom and Canada. Five of these properties are completed and open at December 31, 2001. Sunrise agreed to make available up to approximately $4 million ("Note I") to International LLC under a revolving credit arrangement to partially finance the development a facility in the United Kingdom. Interest on the first $3 million of advances made under Note I accrues at 12.0%. Interest on an additional $1 million of advances accrues at a variable rate (6.17% at December 31, 2001). In 2001, Sunrise received total payments of $1 million. The outstanding principal and unpaid accrued interest were due in November 2001. However, Note I is subordinated to a $17 million mortgage loan on the United Kingdom facility and Sunrise has agreed to defer payment until the mortgage loan is paid in full. See Note 16 Related-Party Transactions, Joint Ventures.

In 2000, Sunrise agreed to make available up to approximately $1 million ("Note II") to International LLC under a promissory note to partially finance the development of a facility in the United Kingdom. Interest on amounts outstanding under Note II accrues at 15.0%. A portion of the outstanding principal and unpaid accrued interest was converted to an investment in the joint venture and the remainder was repaid in full in January 2001. See Note 16 Related-Party Transactions, Joint Ventures.

In 2001, Sunrise agreed to make funds available ("Note III") to International LLC to partially finance the initial development and construction of properties in the United Kingdom and Canada. Interest on amounts outstanding under Note III accrues at 12.5%. The Note III to Sunrise is subordinated to other lenders of the joint venture. Principal and interest become due as each property is sold by the joint venture. See Note 16 Related-Party Transactions, Joint Ventures.

In January 1999, a facility, in which Sunrise has a controlling interest, accepted a $500,000 promissory note ("ADG Note") from its minority owner. The ADG Note accrues interest at 10% per annum and is due annually beginning February 22, 2000. The principal balance plus accrued and unpaid interest are due on February 22, 2009.

In 2001, a facility, in which Sunrise has a controlling interest, accepted a $500,000 promissory note ("AMB Note") from its minority owner. The AMB Note accrues interest at 8% per annum and is due annually beginning March 2002. The principal balance plus accrued and unpaid interest are due in March 2010.

In June 1999, Sunrise loaned $200,000 ("Property Note") to owners of certain property on which Sunrise plans to develop an assisted living community. Immediately following issuance of the Property Note, Sunrise entered into a purchase agreement with the owners to acquire this property. In January 2000, an additional $3 million was advanced to the owners of the property. The principal and unpaid accrued interest was due in 2001. The Property Note, including accrued interest, was paid in full in June 2001.

In September 2000, Sunrise agreed to make available up to $1 million ("Promissory Note") to the purchaser of two former Karrington operating properties located in Ohio. The Promissory Note is secured by a second mortgage and is subordinated to the purchaser's first mortgage. The Promissory Note accrues interest at 11.5% through March 2001 and 13.5% thereafter. The outstanding principal and unpaid accrued interest is due in September 2002. The Promissory Note was repaid in January 2001.

In 2001, Sunrise agreed to make available up to approximately $3 million ("Credit Facility") to the owner of a facility that Sunrise manages under a management contract. Interest accrues at LIBOR plus 3.5% per annum. Principal and accrued and unpaid interest is due at the earlier date of the third party's full repayment of its mortgage or September 2003.

In December 2001, Sunrise accepted a promissory note in the amount of $400,000 ("Promissory Note") from a joint venture partner to finance a portion of the acquisition of one-half of Sunrise's

ownership interest in a facility. Interest accrues at 10.0% per annum. Principal and interest are due monthly until the promissory note is paid in full in January 2007.

In May 2001, Sunrise accepted a promissory note in the amount of $4 million ("Promissory Note") from Sunrise Assisted Living Foundation, Inc. ("SALF"), a not-for-profit organization that operates two schools. The Promissory Note pertains to a school operated on an undivided parcel on which Sunrise operates an assisted living facility and is secured by an interest in the whole parcel. Interest accrues at LIBOR plus 2.75% per annum. Principal and interest payments are made monthly based on a twenty-five year amortization schedule at the rate of 6.689%. The unpaid principal balance plus accrued and unpaid interest are due in January 2003. See Note 16, Related Party Transactions, Sunrise Assisted Living Foundation.

Sunrise recorded interest income on these notes from related parties of $9 million, $7 million and $4 million during 2001, 2000 and 1999, respectively.

5. Intangibles and Other Assets

Intangible assets consist of the following (dollars in thousands):

	DECEMBER 31, 2001	DECEMBER 31, 2000	ESTIMATED USEFUL LIFE
Management contracts, less accumulated amortization of $1,169 and $709	$ 6,219	$ 6,679	11–20 years
Leaseholds, less accumulated amortization of $1,801 and $1,118	16,780	17,463	18–40 years
	$22,999	$24,142	
Costs in excess of assets acquired, less accumulated amortization of $2,179 and $1,244	$32,749	$33,709	38 years

Other assets consist of the following (in thousands):

	DECEMBER 31, 2001	DECEMBER 31, 2000
Restricted cash	$11,877	$ 5,211
Deferred financing costs less amortization of $12,062 and $8,876	10,414	7,539
Pre-rental costs less amortization of $16,833 and $16,437	3,258	3,783
Other	783	721
	$26,332	$17,254

Restricted cash consists of real estate tax escrows, operating reserves and capital reserves related to Sunrise's debt agreements and resident deposits.

6. Transactions with Unconsolidated Entities

Included in prepaid expenses and other current assets are net receivables from related unconsolidated partnerships or limited liability companies of $7 million and $21 million as of December 31, 2001 and 2000, respectively. Included in other current liabilities are net payables to unconsolidated partnerships or limited liability companies of $2 million and $3 million as of December 31, 2001 and 2000, respectively. Net receivables from unconsolidated partnerships or limited liability companies relate primarily to development activities. Also, see Note 4 for a discussion of notes receivable from affiliates.

Summary financial information for unconsolidated entities (7% to 50% owned) accounted for by the equity method is as follows:

(in thousands)	2001	2000	1999
Assets, principally property and equipment	$858,079	$574,658	$280,064
Liabilities, principally long-term debt	640,551	494,081	264,993
Equity	217,528	80,577	15,071
Revenues	169,453	72,922	23,174
Net loss	(11,289)	(19,941)	(10,021)

Total revenues from related unconsolidated entities was $85 million, $24 million and $19 million for the years ended December 31, 2001, 2000 and 1999, respectively.

7. Long-Term Debt

Long-term debt consists of the following (in thousands):

	DECEMBER 31, 2001	DECEMBER 31, 2000
5.5% convertible subordinated notes due 2002	$107,836	$ 150,000
Syndicated revolving credit facility	155,060	177,456
Multi-property blanket first mortgage	79,418	85,109
Multi-property first mortgage	—	85,868
Revolving credit facility	27,860	—
Other mortgages and notes payable	260,582	176,445
Discount on the multi-property blanket first mortgage less amortization of $3,200 and $3,025	—	(175)
	630,756	674,703
Current maturities	(26,925)	(117,054)
	$603,831	$ 557,649

On June 6, 1997, Sunrise issued and sold $150 million aggregate principal amount of 5.5% convertible subordinated notes due 2002. The convertible notes bore interest at 5.5% per annum payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 1997. The conversion price was $37.1875 (equivalent to a conversion rate of 26.89 shares per $1,000 principal amount of the convertible notes). The convertible notes were redeemable at the option of Sunrise commencing June 15, 2000, at specified premiums. On September 14, 2001, Sunrise's Board of Directors authorized the repurchase of up to an additional $50 million of its outstanding 5.5% subordinated convertible notes (See Note 8). During 2001, Sunrise repurchased $42 million face value of the convertible notes, resulting in an extraordinary gain, after tax, of $500,000.

In February 2002, Sunrise redeemed the remaining $108 million 5.5% convertible notes at a redemption price of 101.1% of the principal amount, plus accrued and unpaid interest from the proceeds of a new term loan (see below). The aggregate redemption price was $110 million. None of the convertible notes were converted into

common stock. As a result of the redemption in 2002 from proceeds of other long-term borrowings, the convertible notes have been classified as long-term at December 31, 2001.

In January 2002, Sunrise obtained a term loan for $92 million to be used, in part, to pay off the remaining $108 million of its outstanding 5.5% subordinated convertible notes. The term loan was collateralized by 14 properties, accrued interest at LIBOR plus 6% and matured in May 2004, subject to a six-month extension option. In February 2002, Sunrise drew $92 million on the term loan and repaid it the same day. Sunrise incurred a non-recurring charge of approximately $4 million during the first quarter of 2002 for fees associated with the $92 million term loan and the premium paid for the early redemption of the convertible notes.

In January 2002, Sunrise issued and sold $125 million aggregate principal amount of 5.25% convertible subordinated notes due February 1, 2009. The convertible notes bear interest at 5.25% per annum payable semiannually on February 1 and August 1 each year beginning on August 1, 2002. The conversion price is $35.84 (equivalent to a conversion rate of 27.9018 shares per $1,000 principal amount of the convertible notes). The notes are subordinated to Sunrise's existing and future senior indebtedness. The convertible notes are redeemable at the option of Sunrise commencing February 5, 2006, at specified premiums. The holders of the convertible notes may require Sunrise to repurchase the convertible notes upon a change of control of Sunrise as defined in the convertible notes. In February 2002, $92 million of the net proceeds from the 5.25% convertible notes were used to pay off the term loan.

A subsidiary of Sunrise has obtained a syndicated revolving credit facility for $400 million to be used for general corporate purposes, including the continued construction and development of assisted living facilities. Sunrise guarantees the repayment of all amounts outstanding under this credit facility. The credit facility is secured by cross-collateralized first mortgages on the real property and improvements and first liens on all assets of the subsidiary, consisting of 23 properties. In June 2001, Sunrise refinanced its syndicated revolving credit facility and reduced it from $400 million to up to $300 million. The maturity date was extended from July 2002 to June 2004 and the interest rate increased from LIBOR plus 1.75% to LIBOR plus 2.00% (3.83% at December 31, 2001). Sunrise pays commitment fees of 0.25% on the unused balance of the credit facility. There were $155 million of advances outstanding under this credit facility as of December 31, 2001.

In June 1994, Sunrise entered into a multi-property blanket first mortgage that is collateralized by a blanket first mortgage on all assets of a subsidiary of Sunrise, consisting of 15 properties. In May 2001, Sunrise modified its multi-property blanket first mortgage to remove one of the properties as collateral, thus reducing the principal balance to $79 million, and to extend the maturity date from May 31, 2001 to May 31, 2004, subject to optional extensions, at a fixed rate of interest equal to 8.20%. Prior to the modification, the multi-property blanket first mortgage consisted of two separate debt classes. Class A in the amount of $65 million had a fixed interest rate of 8.56% and was interest only until the maturity date of May 31, 2001. Class B in the amount of $20 million had a variable interest rate. Class B was interest only until July 1, 1997 at which time principal and interest payments were due using a 20-year amortization schedule. The interest rate applicable to the floating rate debt was LIBOR plus 1.75% until the modification in May 2001.

A participation interest of $3 million payable in connection with the multi-property blanket first mortgage was recorded at the loan date. A corresponding amount recorded as a loan discount is being amortized over the life of the loan. Amortization of the discount of approximately $200,000, $400,000 and $400,000 has been included as interest expense in 2001, 2000 and 1999, respectively.

In May 1999, Sunrise entered into a multi-property first mortgage for $88 million secured by nine properties. The loan accrues interest at 7.14% and matures on June 1, 2009. The nine properties securing the debt were sold on February 23, 2001 to a joint venture in which Sunrise has a 25% interest. The joint venture assumed the debt with an outstanding balance of $86 million as of the date of sale.

In November 2001, Sunrise entered into a $60 million revolving credit facility, expandable to $100 million. The revolving credit facility matures in November 2006, subject to a five-year extension, accrues interest at LIBOR plus 1.20% (3.2% at December 31, 2001) and is collateralized by assisted living properties. The revolving credit facility may be converted to a fixed rate facility at any time during the term. The proceeds were used to reduce the balance of one of Sunrise's credit facilities. Sunrise pays commitment fees of 0.13% on the unused portion of the credit facility. At December 31, 2001, the collateral of the revolving credit facility consisted of five properties and $28 million was outstanding.

The other mortgages and notes payable relate primarily to 30 facilities whereby outstanding balances are collateralized by the total assets of the respective facility. Payments of principal and interest are made monthly. Interest rates range from 1.5% to 10.0% with remaining maturities ranging from less than one year to 32 years. These other mortgages and notes payable have total borrowings of $261 million as of December 31, 2001, and an unused portion on one of the loans of $6 million.

In March 2000, Sunrise entered into a multi-property first mortgage for $75 million secured by eight properties. The loan accrues interest at 8.66% and matures in April 2007. The proceeds of the loan were used to repay $59 million of floating rate construction debt and to help fund Sunrise's development and stock repurchase programs. The eight properties securing the debt were sold on September 29, 2000 to a joint venture in which Sunrise has a 25% interest. The joint venture assumed the debt with an outstanding balance of $75 million as of September 30, 2000.

During 2001, Sunrise entered into interest rate swap agreements that effectively converted a portion of its floating-rate debt to fixed-rate debt, thus reducing the impact of interest rate increase during the term of the swap. $125 million of Sunrise's syndicated revolving credit facility has been designated as the hedge item to the interest rate swap agreements. The maturity dates of the swap agreements range from June 2003 to June 2004 and have an effective weighted-average fixed interest rate of 6.59%. The fair value of the swaps, net of tax, was negative $3 million as of December 31, 2001 and was recorded in other long-term liabilities and accumulated other comprehensive income. During 2001, the hedge ineffectiveness was immaterial. Based on the fair value of the swaps at December 31, 2001, we would incur approximately $2 million of interest expense related to the swaps in 2002. The fair value of the swaps are adjusted quarterly.

There are various financial covenants and other restrictions in Sunrise's debt instruments, including provisions which: (1) require it to meet certain financial tests. For example, Sunrise's $300 million syndicated revolving credit facility requires Sunrise to have a consolidated tangible net worth of at least $284 million and to maintain a consolidated minimum cash liquidity balance of at least $25 million. These tests are administered on a monthly or quarterly basis, depending on the covenant; (2) require consent for changes in management or control of Sunrise. For example, Sunrise's $300 million syndicated revolving credit facility requires the lender's consent for any merger where Paul Klaassen or Teresa Klaassen does not remain chairman of the board and chief executive officer of Sunrise; (3) restrict the ability of Sunrise's subsidiaries to borrow additional funds, dispose of assets or engage in mergers or other business combinations without lender consent; and (4) require that Sunrise maintain minimum occupancy levels at its facilities. For example, Sunrise's $300 million syndicated revolving credit facility requires that 85% occupancy be achieved after 15 months for newly opened facilities with 77 units or less and 18 months for 78 units or more and, following this 15-month and 18-month period, be maintained at or above that level. If this occupancy covenant is not met, the amount borrowed against that property must be reduced.

Sunrise's syndicated revolving credit facility contains a cross-default provision pursuant to which a default on other indebtedness by Sunrise or any of its consolidated subsidiaries under the credit facility could result in the ability of the lenders to declare a default and accelerate the indebtedness under the credit facility.

As of December 31, 2001, Sunrise was in compliance with all of its debt covenants.

Principal maturities of long-term debt as of December 31, 2001 are as follows (in thousands):

2002	$ 26,925
2003	88,467
2004	244,874
2005	9,787
2006	32,055
Thereafter	228,648
	$630,756

Interest paid totaled $42 million, $52 million and $36 million in 2001, 2000 and 1999, respectively. Interest capitalized was $7 million, $6 million and $6 million in 2001, 2000 and 1999, respectively.

As of December 31, 2001, Sunrise has $14 million in unused letters of credit that have been pledged for the benefit of certain lending institutions and municipalities. The letters of credit expire within two years.

8. Stockholders' Equity

In 2000, Sunrise's Board of Directors authorized Sunrise to repurchase its outstanding common stock and/or its outstanding 5.5% convertible subordinated notes up to an aggregate purchase price of $50 million over a period of 12 months. Under the stock repurchase program, Sunrise was authorized to repurchase common stock in the open market or in privately negotiated transactions, subject to market conditions, applicable legal requirements and other factors. Sunrise repurchased 585,000 shares of common stock at an average price of $16.66 per share through open-market purchases during 2000.

9. Stock Option Plans

Sunrise has stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. At December 31, 2001, these plans provided for the grant of options to purchase up to 8,148,910 shares of common stock. The option exercise price and vesting provisions of the options are fixed when the option is granted. The options expire ten years from the date of grant and generally vest over a four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted.

On April 25, 1996, the Board of Directors adopted the 1996 Directors' Stock Option Plan (the "Directors' Plan"). Any director who was a member of the Board of Directors but not an officer or employee of Sunrise or any of its subsidiaries (other than the persons elected as director representatives of the holders of Series A Preferred Stock) was eligible to receive options under the Directors' Plan. In March 2000, the Directors' Plan was terminated. An aggregate of 75,000 shares of common stock is reserved for issuance under existing option agreements. The option exercise price is not less than the fair market value of a share of common stock on the date the option was granted. The period for exercising an option begins six months after the option was granted and generally ends ten years from the date the option was granted. Options granted under the Directors' Plan vested immediately. All options granted under the Directors' Plan are non-incentive stock options. As of December 31, 2001, 75,000 options remained outstanding under the plan.

A summary of Sunrise's stock option activity, and related information for the years ended December 31 are presented below:

	2001		2000		1999	
	SHARES (000)	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES (000)	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES (000)	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding—beginning of year	**5,959**	**$21.33**	5,250	$23.28	4,170	$24.93
Granted	**1,205**	**22.27**	1,905	15.93	1,712	23.02
Exercised	**(570)**	**15.73**	(242)	13.77	(213)	17.24
Canceled	**(426)**	**28.98**	(954)	28.57	(419)	30.39
Outstanding—end of year	**6,168**	**21.52**	5,959	21.33	5,250	23.28
Options exercisable at year-end	**3,030**		2,523		1,853	
Weighted-average fair value of options granted during the year	**$16.16**		$11.78		$16.46	

The following table summarizes information about stock options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING (000)	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE (000)	WEIGHTED-AVERAGE EXERCISE PRICE
$ 3.00–$ 8.00	52	3.6	$ 3.95	52	$ 3.95
8.01– 20.00	2,398	8.2	15.51	672	15.68
20.01– 25.63	2,876	6.3	24.41	1,951	24.82
25.64– 44.56	842	7.9	29.85	355	32.91
	6,168			3,030	

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, *Accounting for Stock-Based Compensation*, and has been determined as if Sunrise had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rate of 4.4% to 6.5%; dividend yield of 0%; expected lives of 7 to 10 years; and volatility of 36.8% to 57.54%.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Sunrise's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period. Sunrise's pro forma information follows (in thousands, except per share amounts):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Net income:			
As reported	**$49,101**	$24,278	$20,213
Pro forma	**$29,240**	$ 7,686	$ 7,882
Diluted net income per share:			
As reported	**$ 2.08**	$ 1.10	$ 0.94
Pro forma	**$ 1.13**	$ 0.35	$ 0.37

10. Stockholder Rights Agreement

The Board of Directors adopted a Stockholders Rights Agreement ("Rights Agreement") effective April 25, 1996, as amended. All shares of common stock issued by Sunrise between the date of adoption of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The rights expire ten years after adoption of the Rights Agreement. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock at a price of $85.00 (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of Sunrise.

The rights initially attach to the common stock. The rights will separate from the common stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier to occur of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of common stock. However, neither Paul J. Klaassen nor Teresa M. Klaassen (nor their affiliates, associates and estates), each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of common stock, will be deemed an "Acquiring Person," unless they acquire an additional 2% of the common stock which was outstanding at the time of completion of Sunrise's initial public offering.

In general, if a person becomes the beneficial owner of 20% or more of the then outstanding shares of common stock, each holder of a right may exercise the right by purchasing common stock having a value equal to two times the Purchase Price. If at any time following the Stock Acquisition Date (1) Sunrise is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (2) 50% or more of Sunrise's assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The Board of Directors of Sunrise generally may redeem the rights at a price of $.005 per right at any time until ten days after an Acquiring Person has been identified as such.

11. Net Income Per Common Share

The following table summarizes the computation of basic and diluted net income per common share amounts presented in the accompanying consolidated statements of operations (in thousands, expect per share amounts):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Numerator for basic net income per share:			
Net income before extraordinary gain	$48,576	$24,278	$20,213
Extraordinary gain, net of tax	525	—	—
Net income	$49,101	$24,278	$20,213
Numerator for diluted net income per share:			
Net income before extraordinary gain	$48,576	$24,278	$20,213
Assumed conversion of convertible notes, net of tax	4,795	—	—
Diluted net income before extraordinary gain	53,371	24,278	20,213
Extraordinary gain, net of tax	525	—	—
Diluted net income	$53,896	$24,278	$20,213
Denominator:			
Denominator for basic net income per common share-weighted average shares	21,825	21,654	21,045
Effect of dilutive securities:			
Employee stock options	651	366	544
Convertible notes	3,476	—	—
Denominator for diluted net income per common share-weighted average shares plus assumed conversions	25,952	22,020	21,589
Basic net income per common share:			
Net income before extraordinary gain	$ 2.23	$ 1.12	$ 0.96
Extraordinary gain, net of tax	0.02	—	—
Net income	$ 2.25	$ 1.12	$ 0.96
Diluted net income per common share:			
Net income before extraordinary gain	$ 2.06	$ 1.10	$ 0.94
Extraordinary gain, net of tax	0.02	—	—
Net income	$ 2.08	$ 1.10	$ 0.94

Certain shares issuable upon the exercise of stock options or convertible notes have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Options are included under the treasury stock method to the extent they are dilutive.

12. Acquisitions and Dispositions

In September 1998, Sunrise completed the sale of two facilities for an aggregate sales price of $29 million. Sunrise will realize up to a $6 million gain from the transaction. Sunrise recognized a gain of $2 million and $2 million on the sale in 1999 and 1998, respectively. The remaining gain was deferred at December 31, 2001, the recognition of which is contingent upon future events. Sunrise operates the two facilities under long-term operating agreements.

In June 1999, Sunrise completed the sale of two facilities for an aggregate sales price of $28 million. Sunrise realized an $11 million gain from the transaction over three quarters. Sunrise recognized a gain of $5 million on the sale in 1999 and $6 million in 2000. Sunrise operates the two facilities under long-term operating agreements.

In May 1999, Sunrise completed its acquisition of Karrington Health, Inc. through a tax-free, stock-for-stock transaction in which it issued 2.3 million common shares in exchange for all the outstanding shares of Karrington and Karrington became a wholly owned subsidiary of Sunrise. The transaction was accounted for as a purchase and was valued at $85 million, including merger and stock issuance costs of $8 million and the fair value of assumed employee stock options of $2 million. Karrington operates assisted living facilities providing services to the elderly.

In June 2000, Sunrise completed the sale of three facilities for an aggregate sales price of $44 million to a real estate venture company in which Sunrise owns a 25% interest. Sunrise realized $13 million in gain, subject to certain contingencies being met, of which $2 million and $11 million was recognized in 2001 and 2000, respectively. In September 2000, Sunrise completed the sale of eight facilities for an aggregate sales price of $111 million to the same venture company. The venture company assumed approximately $75 million of debt secured by the eight properties. Sunrise realized $26 million in gain, subject to certain contingencies being met, of which $13 million and $13 million was recognized in 2001 and 2000, respectively. Sunrise continues to operate the facilities under long-term operating agreements.

In December 2000, Sunrise completed the sale of two facilities for an aggregate sales price of $28 million. Sunrise realized up to $8 million in gain, subject to certain contingencies being met, of which $5 million and $2 million was recognized in 2001 and 2000, respectively. Sunrise continues to operate the facilities under long-term operating agreements.

In February 2001, Sunrise completed the sale of nine facilities for an aggregate sales price of $131 million to a limited partnership in which Sunrise owns a 25% interest. Sunrise realized $40 million in gain, subject to certain contingencies being met, of which $40 million was recognized during 2001. Sunrise continues to operate the facilities under long-term operating agreements.

In October 2001, Sunrise completed the sale of one facility for an aggregate sales price of $17 million to a real estate venture company in which Sunrise owns a 25% interest. Sunrise will realize up to $3 million in gain over four quarters, subject to certain contingencies being met, of which $1 million was recognized in 2001. Sunrise continues to operate the facilities under long-term operating agreements.

In December 2001, Sunrise completed the sale of one of our two existing Florida facilities for an aggregate sales price of $8 million. The buyer will assume management of the property after a 90-day transition period. Sunrise realized $1 million in gain, which was recognized in 2001.

In December 2001, Sunrise completed the sale of one facility for an aggregate sales price of $16 million to a real estate venture company in which Sunrise owns a 25% interest. Sunrise will realize up to $2 million in gain over four quarters, subject to certain contingencies being met, of which $500,000 was recognized in 2001. Sunrise may receive up to an additional $2 million in incentive payments based on 2002 operating performance. Sunrise continues to operate the facilities under long-term operating agreements.

In December 2001, one of Sunrise's joint venture partners exercised an option to acquire an additional 25% interest in one property (Sunrise of Gardner Park). As a result of the transaction, Sunrise's ownership in the property was reduced to 25% from 50%. Sunrise will continue to operate the community under a long-term management agreement. Sunrise will realize up to $1 million in gain over four quarters, subject to certain contingencies being met, of which $200,000 was recognized in 2001.

In connection with Sunrise's property sale/long-term manage back program, Sunrise specifically identifies properties that it intends to sell within a twelve-month period and, accordingly, designates these properties as held for sale. Management believes that the sales value of these properties exceeds their book value and therefore no related write-down has been recorded. The operating results of these properties are reflected in Sunrise's consolidated operating results. Depreciation expense for these properties is included in Sunrise's consolidated depreciation expense up to the point that management specifically identifies the properties it intends to sell and believes the sale of the properties is probable. The book value of these properties (approximately $150 million) continues to be reflected in the property and equipment line item of the balance sheet.

In December 2001, Sunrise entered into a definitive agreement to sell 12 assisted living properties to a real estate investment entity advised by Macquarie Capital Partners for an aggregate sales price of $198 million. Sunrise will continue to operate the properties under long-term management agreements and Sunrise will retain a 20% ownership interest in the joint venture. Also on December 28, 2001, Sunrise entered into a definitive agreement to sell two additional assisted living properties. Sunrise will continue to operate the properties under long-term management agreements. The closing of these transactions is subject to customary closing conditions, assumptions of original financing and receipt of required regulatory approvals. Sunrise expects to close the sale of 12 of these properties during the first quarter of 2002 and the balance during the second quarter of 2002.

13. Non-Recurring Items

In August 2001, Karrington Health Inc. (Karrington), a wholly owned subsidiary of Sunrise, received a cash payment in the amount of $10 million to settle a lawsuit filed by Karrington prior to its acquisition by Sunrise in 1999. Karrington brought the suit alleging that Omega Healthcare Investors, Inc. had breached a financing commitment it had made to Karrington. Expenses incurred to settle the lawsuit have been netted against the settlement.

Given the current industry environment and the increasing number of opportunities to acquire properties and management contracts, Sunrise determined, in the third quarter of 2001, that the costs to develop five specific sites outweighed the costs of acquiring facilities and/or management contracts in those areas. Accordingly, management elected not to proceed with its planned development for these five sites and wrote down associated project costs by $7 million to their estimated net realizable value.

Sunrise recorded non-recurring charges of $5 million during 1999, of which $4 million related to the consolidation and integration of the acquired operations and development pipeline of Karrington and $1 million related to the termination of a property acquisition agreement. Of the $5 million of non-recurring charges, $4 million were non-cash transactions.

14. Commitments

Sunrise leases its corporate offices, regional offices, development offices and warehouse space under various leases. During 1998, Sunrise entered into an agreement to lease new office space for its corporate headquarters. The lease commenced upon completion of the building in July 1999 and expires in July 2011. The lease has an initial annual base rent of $1 million. The base rent escalates approximately 2.5% per year in accordance with a base rent schedule. In September 1999, Sunrise amended another corporate lease to increase the amount of leased premises and extend the maturity date to October 2004. The initial annual lease payments amount to $462,000, and the base rent is subject to annual increases based on the consumer price index from a minimum of 2% to a maximum cap of 3% per year. The warehouse lease has a term of seven years and expires in May 2004. The initial annual base rent payments amount to $148,000, subject to annual increases of 3%. In addition, Sunrise is required to amortize an additional $88,000 of rent related to the straight lining of rent benefits and a portion of operating expenses. Various other leases expire between 2001 and 2005.

Sunrise has also entered into operating leases for five facilities. Two facilities commenced operations during 1997, two facilities commenced operations in 1998, and the other facility commenced operations in 1999. In May 1999 in connection with the acquisition of Karrington, Sunrise assumed six operating leases for six assisted living properties and a ground lease. The operating lease terms vary from 15–20 years, with two ten-year extension options. Sunrise also has four other ground leases related to two facilities in operation and two facilities under construction. Lease terms range from 30 to 99 years and are subject to annual increases based on the consumer price index and/or stated increases in the lease.

In December 1998, a subsidiary of Sunrise entered into a three-year operating lease for six assisted living facilities. Sunrise guaranteed the payment of all obligations of its subsidiary under the lease. There were no extension options. However, Sunrise had the option, 120 days prior to the expiration date of the lease, of either purchasing or selling all the leased properties. If Sunrise exercised its option to sell the properties and the proceeds from the sale exceeded the obligation under the lease, Sunrise was entitled to the excess. However, if the proceeds from the sale were less than the obligation under the lease, Sunrise would be obligated to fund the difference. Sunrise was responsible for the payment of real estate taxes, insurance and other operating expenses. The lease required Sunrise to maintain certain coverage ratios, liquidity and net worth. These six leased properties were sublet to Karrington until the acquisition of Karrington in May 1999. During 2000, Sunrise purchased two of the properties for $18 million. In 2001, Sunrise exercised its option to purchase the remaining leased properties and closed on the purchase of the remaining four properties for $29 million in January 2002. The effect of purchasing these six properties was to record the property and newly financed debt associated with these properties on Sunrise's consolidated balance sheet.

Future minimum lease payments under office, equipment, ground and other operating leases as of December 31, 2001, excluding the leased properties purchased in January 2002 indicated above, are as follows (in thousands):

2002	$ 11,074
2003	10,761
2004	10,296
2005	9,700
2006	9,704
Thereafter	124,297
	$175,832

Sunrise has entered into contracts to purchase and lease additional sites. Total contracted purchase price of these sites is $116 million. Sunrise is pursing additional development opportunities and also plans to acquire additional facilities as market conditions warrant.

As a part of Sunrise's operating strategy, Sunrise may provide limited debt guarantees to certain of its joint ventures. At December 31, 2001, Sunrise has provided $18 million of last dollar debt guarantees, $15 million of which are removed upon stabilization of the underlying facility. Last dollar guarantee means the third-party debt would have to default, the bank would have to enforce any remedies against the venture, including foreclose, after which Sunrise would have to provide any required funds to make up any difference between the loan amount and the amount recovered from such enforcement. Sunrise has provided $16 million of other debt guarantees, $6 million of which are removed at stabilization for the underlying facility. At December 31, 2001, Sunrise does not believe that it will be required to fund any debt under its current outstanding debt guarantees.

As part of Sunrise's fee-development for joint ventures, it typically guarantees that properties will be completed at budgeted costs approved by all partners in the joint venture. Budgeted costs typically include significant contingency reserves for unforeseen costs and potential overruns. At December 31, 2001, seven properties are under construction and subject to completion guarantees. Sunrise has over 20 years experience in the development and construction of assisted living communities. Its construction contractors are experienced in building its prototype and assume much of the risk of on-time and on-budget completion by executing fixed-price contracts. Sunrise closely monitors these projects and does not expect to fund any amounts under these development completion guarantees during 2002. If amounts are required to be funded by Sunrise, they would typically become loans to the venture and earn interest.

As a part of certain management contracts, Sunrise may provide an operating deficit guarantee. This means that if a property has depleted all of its operating reserves and does not generate enough cash flow during a month to cover its expenses, Sunrise would provide a loan to the property to cover the cash shortfall. These guarantees are generally included with our development joint ventures and usually are provided for a limited period of time, generally until the property reaches stabilization. Currently, 24 operating properties are subject to a Sunrise operating deficit guarantee and seven additional properties will be subject a guarantee upon opening. Sunrise does not expect to fund any amounts during 2002 under these guarantees.

15. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The primary components of Sunrise's net deferred tax asset are as follows (in thousands):

	DECEMBER 31,	
	2001	2000
Deferred tax assets:		
Operating loss carryforward	$ 16,973	$ 11,632
Accrued expenses	2,624	5,792
Other	2,139	2,024
Total deferred tax assets	$ 21,736	$ 19,448
Deferred tax liabilities:		
Property and equipment	$(66,542)	$(41,128)
Other	(5,474)	(3,119)
Total deferred tax liabilities	(72,016)	(44,247)
Net deferred tax liability	$(50,280)	$(24,799)

At December 31, 2001, Sunrise had regular federal net operating loss carryforwards available to offset future taxable income of approximately $40 million, which expire from 2010 through 2019. This amount includes approximately $6 million of net operating loss carryforwards acquired from Karrington, which are subject to certain limitations on utilization. At December 31, 2001, Sunrise had alternative minimum tax credits of approximately $1 million and Work-Opportunity Tax Credits of approximately $500,000 available to offset future federal tax liabilities. These tax credits do not expire. Various Sunrise entities have fully utilized their net operating loss carryforwards for state tax purposes.

Realization of the net deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Sunrise expects to fully utilize the loss carryforward prior to expiration.

Significant components of the provision for income taxes are as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Current:			
Federal	$ 2,778	$ 1,501	$ 4,738
State	2,389	2,754	1,160
Total current	5,167	4,255	5,898
Deferred:			
Federal	23,805	11,235	4,507
State	2,421	32	(8)
Decrease in valuation allowance	—	—	(2,569)
Total deferred	26,226	11,267	1,930
Total tax expense	$31,393	$15,522	$ 7,828

In 2001, 2000 and 1999, Sunrise paid federal and state income taxes, net of refunds of $1 million, $3 million and $2 million, respectively. Current taxes payable for 2001, 2000 and 1999 have been reduced by approximately $3 million, $1 million, and $8 million respectively, reflecting the tax benefit to Sunrise of employee stock options exercised during the year. The tax benefit has been recognized as an increase to additional paid-in capital.

The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision recorded for each year are as follows:

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Statutory rate	35%	35%	35%
State taxes, net	6	7	7
Tax exempt interest	(1)	(1)	(3)
Other	(1)	(2)	(2)
Valuation allowance	—	—	(9)
	39%	39%	28%

16. Related-Party Transactions

Sunrise Assisted Living Foundation

Sunrise Assisted Living Foundation, Inc. ("SALF"), a not-for-profit organization, operates two schools, including day care centers. Paul and Teresa Klaassen, Sunrise's founders, are on the Board of Directors of SALF. SALF reimbursed Sunrise monthly for use of office facilities and support services in the amount of $84,000 in 2001, 2000 and 1999. Such amounts are included in operating revenue. Sunrise has also accepted a promissory note from SALF during 2001 (see Note 4).

During 1999, a subsidiary of SALF provided certain health care services to residents of Sunrise facilities located in Illinois. The SALF subsidiary entered into various administrative, accounting and collection service agreements with Sunrise affiliates. The service agreements allow for reimbursement of costs of service plus a management fee. Sunrise recognized management fees of $400,000, $200,000 and $49,000 in 2001, 2000 and 1999, respectively. As of December 31, 2001, Sunrise owed SALF $500,000 under such service agreements.

Ground Lease

Sunrise has a 99 year ground lease with one of Sunrise's founders. The ground lease expires in May 2085. The basic monthly rent is adjusted annually based on the consumer price index. Rent expense under this lease was $296,000 for December 31, 2001 and $262,000 for each of the years ended December 31, 2000 and 1999. Sunrise subleases one-half of this ground lease to SALF. The sublease expires in May 2085 and requires payments equal to 50% of all payments made by Sunrise under the ground lease. Sublease rental income was $148,000 for December 31, 2001 and $131,000 for each of the years ended December 31, 2000 and 1999. Lease expense is recorded net of the sublease income.

Joint Ventures

Sunrise has entered into unconsolidated joint venture arrangements with a third party that is providing up to $71 million of the equity capital to develop up to 36 projects in the United States, United Kingdom and Canada. A director of Sunrise, Craig Callen, is a managing director in the third party that is providing the equity capital and a former director of Sunrise is a general partner in the third party. Sunrise is providing management and pre-opening services to the joint ventures on a contract-fee basis with rights to acquire the assets in the future and has agreed to invest up to $8 million of equity capital in the joint ventures. Sunrise recognized management and contract services fees from these joint ventures of $4 million, $7 million and $13 million, respectively, in 2001, 2000 and 1999. As of December 31, 2001, 2000 and 1999, the third party had provided approximately $51 million, $42 million and $23 million, respectively, and Sunrise has provided $8 million, $4 million and $2 million, respectively, of equity capital to the joint ventures. For information on committed and funded loans to this third party, see Note 4.

17. Profit-Sharing Plan

Sunrise has a profit-sharing plan (the "Plan") under Internal Revenue Code Section 401(k). All employees of Sunrise are covered by the Plan and are eligible to participate in the Plan after meeting certain eligibility requirements. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 16%. During 1999 and 2000, the Plan contained three elements—employee salary contributions, discretionary matching employer contributions and special discretionary employer contributions.

Effective January 1, 2001, employees will vest in their matching employer contributions 100% over four years at 25% each year. When an employee reaches 5 years of service, Sunrise will contribute $0.50 for every dollar the employee contributes up to 7% of the employee's annual compensation. If the employee has less than 5 years of service, the employer contribution will be $0.25 for every dollar the employee contributes up to 7% of the employee's annual compensation. The Plan has eliminated the discretionary matching contributions and all employees who earn $85,000 or less annually are eligible to receive regular matching contributions by Sunrise provided the employee meets certain eligibility requirements. Matching contributions made by Sunrise totaled $500,000, $300,000 and $300,000 during 2001, 2000 and 1999, respectively.

18. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Sunrise could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts. The fair values of the notes receivable are discussed in Note 4.

Cash equivalents, accounts receivable, accounts payable and accrued expenses, marketable securities, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

Fixed rate debt with an aggregate carrying value of $448 million has an estimated aggregate fair value of $347 million at December 31, 2001. Estimated fair value of fixed rate debt is based on interest rates currently available to Sunrise for issuance of debt with similar terms and remaining maturities. The estimated fair value of Sunrise's variable rate debt is estimated to be approximately equal to its carrying value of $182 million at December 31, 2001. The interest rate swap related to floating rate debt, net of taxes, (see Note 7) has an estimated fair value of negative $3 million at December 31, 2001.

Management believes the net carrying amount of the notes receivable approximates market value at December 31, 2001 and 2000.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, these amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2001 and current estimates of fair value may differ from the amounts presented herein.

19. Information about Sunrise's Segments

Sunrise reports the results of its operations by its two operating divisions—Sunrise Management Services and Sunrise Properties. Sunrise Assisted Living, Inc. is the parent company of each division and develops Sunrise's strategy and overall business plan and coordinates the activities of all business divisions. The Sunrise Management Services division provides full-service assisted living management services, in the U.S. and internationally, for all properties owned by Sunrise or managed by Sunrise for third parties. The Sunrise Management Services division also provides consulting services on market and site selection and pre-opening sales and marketing. The Sunrise Properties division is responsible for all Sunrise real estate operations, including development, construction, property management, project and permanent financing, real estate and property sales.

Segment information is as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	1999
Operating Revenue:			
Sunrise Management Services	$ 295,459	$ 227,278	$ 170,892
Sunrise Properties	325,785	312,810	234,620
Elimination of intersegment revenue	(193,025)	(195,302)	(150,293)
Total consolidated operating revenue	428,219	344,786	255,219
Operating Expenses:			
Sunrise Management Services	266,356	206,060	151,657
Sunrise Properties	240,483	245,037	193,670
Elimination of intersegment expenses	(193,025)	(195,302)	(150,293)
Total consolidated operating expenses	313,814	255,795	195,034
Properties—nonrecurring items	2,307	—	(5,069)
Segment operating income	116,712	88,991	55,116
Reconciliation to net income:			
Corporate operating expenses	8,965	8,481	3,710
Income from operations	107,747	80,510	51,406
Interest expense, net	(26,176)	(37,566)	(21,750)
Equity in losses of unconsolidated assisted living facilities	(1,169)	(2,941)	(1,239)
Minority interests	(769)	(203)	(376)
Provision for income taxes	(31,057)	(15,522)	(7,828)
Extraordinary gain, net of tax	525	—	—
Total consolidated net income	$ 49,101	$ 24,278	$ 20,213

Management services revenue from operations in England were $1 million, $1 million and $1 million for 2001, 2000 and 1999, respectively. Management services revenue from operations in Canada were $3 million, $2 million and $1 million for 2001, 2000 and 1999, respectively. The remaining revenues and all long-lived assets are domestic and substantially all assets are held by Sunrise Properties.

20. Quarterly Result of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarters: (in thousands, except per share amounts):

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
2001				
Operating revenue	$104,049	$103,521	$108,359	$112,290
Net income	13,191	13,109	11,687	11,114
Diluted net income per Common share	$ 0.56	$ 0.55	$ 0.49	$ 0.47
2000				
Operating revenue	$ 76,802	$ 82,329	$ 90,484	$ 95,171
Net income	4,094	4,901	6,486	8,797
Diluted net income per Common share	$ 0.19	$ 0.22	$ 0.30	$ 0.39

The sum of diluted net income per common share for the four quarters in 2001 and 2000 may not equal diluted net income per common share for the year due to the changes in the number of weighted average shares outstanding and fluctuations in the market price of Sunrise's common stock during the year.

Report of Independent Auditors

Stockholders and Board of Directors
Sunrise Assisted Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Assisted Living, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Assisted Living, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
February 26, 2002

Executive Officers

Paul J. Klaassen
Founder, Chairman of the Board and Chief Executive Officer
Mr. Klaassen, 44, founded Sunrise Assisted Living with his wife, Teresa, in 1981. He has served as chairman and chief executive officer of Sunrise since the company's inception. He is the founding chairman and a director of the Assisted Living Federation of America (ALFA). Mr. Klaassen serves as a director of the U.S. Chamber of Commerce and The National Chamber Foundation. He also serves on the Board of Trustees of Marymount University, The Ethics and Public Policy Center, The Trinity Forum, The Hudson Institute and on the Advisory Committee for the Department of Health Care Policy at Harvard University Medical School. Mr. Klaassen is also on numerous editorial advisory boards.

Teresa M. Klaassen
Founder, Chief Cultural Officer, Executive Vice President and Secretary
Ms. Klaassen, 47, founded Sunrise Assisted Living with her husband, Paul, in 1981. She has served as executive vice president and secretary of Sunrise and its predecessor entities since 1981. As Sunrise's chief cultural officer, she develops programs that help the company remain focused on its commitment to core values and principles of service. Ms. Klaassen is a founding member of the Assisted Living Federation of America, the largest assisted living trade association, and currently serves on the boards of directors of several long-term care organizations. She is a member of the Committee of 200, a leadership group of select U.S. corporate women; the Board of Trustees of the Merritt Academy; The Board of Trustees of George Mason University and the Women's Forum of Washington, D.C.

Thomas B. Newell
President, Sunrise Assisted Living
Mr. Newell, 44, has been president of Sunrise since April 2000. Previously, he served as president of Sunrise Development, Inc., Sunrise's development subsidiary, and general counsel from January 1996 until April 1, 2000, and as an executive vice president of Sunrise from May 1996 until April 1, 2000.

Christian B. A. Slavin
Executive Vice President and President, Sunrise Properties
Mr. Slavin, 44, has served as executive vice president of Sunrise since May 1999. He served as chief financial officer from May 1999 until April 2000, at which time he was named to head Sunrise Properties. From 1994 to May 1999, Mr. Slavin was a director of Prudential Securities, Inc., working both in real estate investment banking and mergers and acquisitions. Previously, he operated a mid-size fully integrated industrial real estate concern and a third-party warehousing and logistics company.

Tiffany L. Tomasso
Executive Vice President and President, Sunrise Management Services
Ms. Tomasso, 39, has served as an executive vice president since March 1998 and began serving as president of Sunrise Management Services in April 2000. She joined Sunrise in 1993 as a regional vice president in charge of developing assisted living facilities in New Jersey, Pennsylvania and Delaware, and was promoted in 1994 to senior vice president. Before 1993, Ms. Tomasso was vice president of operations for assisted living and health care at Presbyterian Homes of New Jersey. She previously served in a variety of long-term care administrator positions in facilities owned by HBA Management, Inc.

Brian C. Swinton
Executive Vice President and President, Sunrise Ventures
Mr. Swinton, 57, has served as an executive vice president since May 1996 and, in addition, currently serves as president of Sunrise Ventures and president of Sunrise "At Home" Senior Living, Inc. From January 1994 to April 1996, Mr. Swinton was a senior vice president of Forum Group, Inc., a developer and operator of retirement communities and assisted living facilities, where his responsibilities included product development, construction, marketing and sales. From 1986 to 1994, Mr. Swinton served as vice president of product development, sales and marketing at Marriott International, where he was responsible for designing, developing, marketing and the initial operations of the Brighton Gardens assisted living product line.

Larry E. Hulse
Senior Vice President and Chief Financial Officer, Sunrise Assisted Living
Mr. Hulse, 46, joined Sunrise in 1995 as chief accounting officer, becoming chief financial officer in March 2000. Previously, Mr. Hulse was with the international accounting firm of Ernst & Young LLP from 1980 until October 1995. As senior manager at Ernst & Young LLP, Mr. Hulse provided accounting, audit, tax and consulting services to various industries and clients including Sunrise.

Kenneth J. Abod
Senior Vice President and Treasurer, Sunrise Assisted Living
Mr. Abod, 37, joined Sunrise in 1996 as controller, becoming senior vice president and chief financial officer of Management Services in March 2000 and assumed his current position in September 2001. He was an investment advisor and manager of defined contribution services with Bolton Offutt Donovan, Inc., a benefits consulting firm, from 1994 to 1996. Mr. Abod was treasurer and vice president of accounting for Bankers Finance Investment Management Corp., an investment company, from 1993 to 1994. He also served as a staff accountant with the Division of Enforcement of the Securities and Exchange Commission from 1992 to 1993 after being an auditor with Ernst & Young LLP from 1987 to 1992.

Other Senior Management

Carl G. Adams
Senior Vice President and Chief Accounting Officer

Sean Ambrose
Senior Vice President of Development

Jay A. Beckhorn
Senior Vice President of Properties

Mark W. Beliczky
Senior Vice President of Operations

Julian Myers Benton
Vice President, Assistant Secretary and Corporate Counsel

Stephen L. Biggerstaff
Senior Vice President of Marketing

Martha Child
President, Martha Child Interiors, Inc.

Harley D. Cook
Executive Vice President of Development

Daniel B. Gorham
Executive Vice President of Properties

C. Mark Hannan
Senior Vice President of Sales

Timothy E. Hedges
Senior Vice President of Development

Jeffrey M. Jasnoff
Senior Vice President of Human Resources

Stuart Jones
Senior Vice President of Properties

Cornelia E. Kagan
Senior Vice President and Chief Information Officer

Douglas J. MacLatchy
Executive Vice President and Chief Financial Officer of Properties

Joseph McElwee
Senior Vice President of New Business Development

Cindy L. Musikantow
Senior Vice President of Operations

Mark L. Owens
Senior Vice President of Construction

James S. Pope
Executive Vice President of Properties

Charles A. Post
Senior Vice President of Corporate Strategy and Capital Markets

William Shields
Senior Vice President of Development

Board of Directors

Paul J. Klaassen
Mr. Klaassen, 44, is Founder, Chairman of the Board and Chief Executive Officer.

Teresa M. Klaassen
Ms. Klaassen, 47, is Founder, Chief Cultural Officer, Executive Vice President and Secretary.

David W. Faeder
Vice Chairman and Director
Mr. Faeder, 45, served as executive vice president and chief financial officer of Sunrise and its predecessor entities from 1993 to 1997. He was elected a director in 1994. He was named president of Sunrise in July 1997, and served in that position until April 2000. Mr. Faeder was elected vice chairman of the Sunrise board, effective April 2000, and serves as the Chairman of the Investment Committee. Prior to joining Sunrise, Mr. Faeder was an officer of Morgan Stanley and Credit Suisse First Boston. Mr. Faeder received his MBA, with honors, from the Darden School at the University of Virginia and is a CPA. He currently serves as the president of the Sunrise Foundation. He also serves on the Board of Associates of the University of Richmond, and is a trustee of the Old Dominion University Educational Foundation.

Thomas J. Donohue
Mr. Donohue, 63, is president and chief executive officer of the U.S. Chamber of Commerce. From 1984 to September 1997, he was president and chief executive officer of the American Trucking Associations, the national trade organization of the trucking industry. Mr. Donohue is a director of Marymount University, Union Pacific, Qwest Communications, XM Satellite Radio Corporation and The Hudson Institute.

Ronald V. Aprahamian
Mr. Aprahamian, 55, is chairman of the board of Superior Consultant Holdings Corporation and a director of Metrocall, Inc., a wireless technology company. Mr. Aprahamian served as chairman of the board and chief executive officer of The Compucare Company, a health care information technology company, from 1988 to October 1996. From May 1997 to September 1998, he was a consultant to Sunrise.

Craig R. Callen
Mr. Callen, 46, is a managing director and head of US Health Care Investment Banking at Credit Suisse First Boston, a subsidiary of Credit Suisse Group, which acquired Donaldson, Lufkin & Jenrette, Inc. (DLJ) in 2000. Prior to the acquisition, he was managing director and co-head of Health Care Investment Banking at DLJ. Mr. Callen began his career at DLJ in 1984 and has advised health care companies exclusively since 1989. He is a graduate of Boston University and the Harvard University Graduate School of Business Administration.

David G. Bradley
Mr. Bradley, 49, is chairman and owner of Atlantic Media Company, which encompasses the *Atlantic Monthly*, *National Journal*, *The Hotline*, *Government Executive* and several online daily briefings. He is also the founder and former chairman of two, now public, research centers and think tanks—the Advisory Board and the Corporate Executive Board. In addition to Sunrise Assisted Living, Mr. Bradley serves on the board of directors of Georgetown University.

Pete A. Klisares
Mr. Klisares, 66, is a principal owner of MIGG Capital Investment Company and a business consultant. He was previously president and chief operating officer of Karrington Health, Inc., which was acquired by Sunrise in May 1999. Prior to his employment with Karrington Health, Inc., Mr. Klisares was employed with Worthington Industries for seven years and AT&T (Lucent) for 30 years. Currently, he serves on the boards of Vistacare, Huntington National Bank, Dominion Homes and MPW Industrial Services.

J. Douglas Holladay
Mr. Holladay, 55, is a general partner in two private equity firms with offices in New York and Washington, D.C.: Park Avenue Equity Partners, LP and the Thornton Group, LLC. Mr. Holladay has held senior positions with the international investment banking firm, Goldman, Sachs and Company; the State Department; and the White House. While a diplomat, he was accorded the personal rank of ambassador. Mr. Holladay has served as an advisor and board member to numerous organizations, both private and public, including Morehouse College, Harvard University, Heidrick & Struggles and United Way International. Mr. Holladay holds degrees from the University of North Carolina, Princeton and Oxford University.

Corporate Information

Corporate Headquarters
Sunrise Assisted Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar
First Union Bank of North Carolina
1525 West W.T. Harris Boulevard
Charlotte, North Carolina 28288

Annual Meeting Date
Sunrise will hold its annual meeting of stockholders on Friday, May 17, 2002, at 9:00 a.m. at:
Ritz-Carlton Hotel, Tysons Corner
1700 Tysons Boulevard
McLean, Virginia 22102
703.506.4300

Form 10-K and Annual Reports Available
Copies of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing:
Sunrise Assisted Living, Inc.
Investor Relations
7902 Westpark Drive
McLean, Virginia 22102

Stock Information
Sunrise's common stock is listed and traded publicly on the New York Stock Exchange under the symbol SRZ. Trading of the common stock commenced on May 31, 1996. Sunrise's common stock began trading on the New York Stock Exchange on May 23, 2001, under the symbol SRZ. Prior to that date, Sunrise's common stock was traded on the Nasdaq National Market under the symbol SNRZ. As of March 12, 2002, there were 258 stockholders of record. No cash dividends have been paid in the past, and none are expected in the foreseeable future.

Quarterly Market Price Range of Common Stock

2001

Quarter Ended	High	Low
March 31, 2001	25.625	18.125
June 30, 2001	27.50	18.375
September 30, 2001	32.00	22.50
December 31, 2001	31.81	23.65

2000

Quarter Ended	High	Low
March 31, 2000	15.75	12.00
June 30, 2000	20.00	12.375
September 30, 2000	24.13	15.00
December 31, 2000	31.00	18.69

Web Site
To learn more about Sunrise Assisted Living, Inc, visit our web site:
www.sunriseassistedliving.com

Forward-Looking Statements
Certain matters discussed within this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, our ability to execute on our sale/manage back program, market factors that could affect the value of our properties, the risks of downturns in economic conditions generally, satisfaction of closing conditions and availability of financing for development and acquisitions. Some of these factors are discussed elsewhere herein. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SUNRISE
ASSISTED LIVING®

7902 Westpark Drive McLean, Virginia 22102 · 703.273.7500 www.sunriseassistedliving.com